SKADDEN, ARPS, SLATE, MEAGHER & FLOM
	42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG	AFFILIATE OFFICES ——— BOSTON CHICAGO HOUSTON

	———	LOS ANGELES
NEW YORK
	TEL: (852) 3740-4700	PALO ALTO
PARTNERS	FAX: (852) 3740-4727	WASHINGTON, D.C.
JOHN ADEBIYI ¿ CHRISTOPHER W. BETTS EDWARD H.P. LAM ¿* G.S. PAUL MITCHARD QC ¿ CLIVE W. ROUGH ¿ JONATHAN B. STONE *	www.skadden.com	WILMINGTON ——— BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE

ALEC P. TRACY *
¿ (ALSO ADMITTED IN ENGLAND & WALES)
* (ALSO ADMITTED IN NEW YORK)

SYDNEY
REGISTERED FOREIGN LAWYERS		TOKYO
Z. JULIE GAO (CALIFORNIA)	March 6, 2014	TORONTO
RORY MCALPINE (ENGLAND & WALES)
GREGORY G.H. MIAO (NEW YORK)
ALAN G. SCHIFFMAN (NEW YORK)

Confidential

Barbara C. Jacobs, Assistant Director

Jan Woo, Attorney Adviser

Christine Davis, Assistant Chief Accountant

Eiko Yaoita Pyles, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Kingsoft Internet Software Holdings Limited

CIK No. 0001597835

Response to the Staff’s Comment Letter Dated February 21, 2014

Dear Ms. Jacobs, Ms. Woo, Ms. Davis and Ms. Pyles:

On behalf of our client, Kingsoft Internet Software Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 21, 2014. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

U.S. Securities and Exchange Commission

March 6, 2014

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on January 27, 2014, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to include the Company’s financial statements for the full year 2013 and reflect the Company’s recent developments.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company confirms that neither the Company nor any of its authorized representatives has presented to potential investors any written communication in reliance on Section 5(d) of the Securities Act. If any such written communication is presented to potential investors in the future, the Company will promptly provide the Staff with a copy of the written communication.

The Company further confirms that to the knowledge of the Company, no broker or dealer that is participating or will participate in the Company’s offering has published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the JOBS Act. If any such research report is published or distributed by the broker or dealer that is participating or will participate in its offering in the future, the Company will provide the Staff with a copy of the research report promptly.

U.S. Securities and Exchange Commission

March 6, 2014

2.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Staff’s comment is noted. The Company confirms that it will include the estimated price range and all other required information in subsequent amendments to its Form F-1 prior to any distribution of preliminary prospectuses and as soon as such information becomes available.

3.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

The Company respectfully advises the Staff that the Company is in the process of preparing the graphical materials and artwork that the Company intends to use in the prospectus. The Company confirms that it will provide copies of any graphical materials and artwork or include them in the subsequent amendments to its Form F-1 as soon as such materials become available.

4.	With respect to all third-party statements in your prospectus, such as from App Annie Limited, iResearch and IDC, please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

The Company encloses, as Annex I hereto, the relevant supporting materials, including translations of key excerpts, of the industry and market data from third party sources cited in the Revised Draft Registration Statement, with cross-references to the appropriate locations in the Revised Draft Registration Statement. The Company respectfully advises the Staff that none of the industry reports were prepared for this offering.

U.S. Securities and Exchange Commission

March 6, 2014

Prospectus Cover Page

5.	Please tell us the significance of the Chinese characters and logo in the heading on the prospectus cover page and why you believe that this information is appropriate for the cover page. Also, given that the company has 85 registered domain names as of January 10, 2014, please tell us why you believe that it is appropriate to include www.ijinshan.com on the prospectus cover page.

The Company respectfully advises the Staff that, as a business decision, the Company is contemplating changing its company name and company logo. The Company plans to effect the changes prior to the first public filing of the Registration Statement on Form F-1. Accordingly, the current logo has been removed from prospectus cover and back pages, and the new company logo will be inserted once it is available. The Company’s name in the Registration Statement on Form F-1 will also be updated once the name change becomes effective.

6.	Please revise to disclose the persons who hold Class B ordinary shares.

In response to the Staff’s comment, the Company has revised the cover page to disclose the holders of Class B ordinary shares.

Prospectus Summary

7.	Please disclose the percentage amount of revenues you derive from online marketing services rather than stating that you “primarily” generate revenues by referring traffic from your platform. Given that online marketing services accounted for 73.8% and 83.2% of your revenues for the fiscal year ended December 31, 2012 and the nine months ended September 30, 2013, respectively, it appears that this quantitative information would provide appropriate context to investors regarding the source of your revenues.

In response to the Staff’s comment, the Company has revised pages 2, 89, 102 and 104 of the Revised Draft Registration Statement to disclose the percentage amount of revenues it derived from online marketing services for the years ended December 31, 2012 and 2013.

8.	Please clarify whether the company will be a “controlled company” under the definition of the applicable stock exchange and provide appropriate disclosure on the prospectus cover page, prospectus summary and risk factors to the extent appropriate.

U.S. Securities and Exchange Commission

March 6, 2014

In response to the Staff’s comment, the Company has revised the referenced disclosure on the cover page and pages 7 and 27 of the Revised Draft Registration Statement to indicate that it will be a controlled company and to highlight related risks.

9.	Please disclose that your directors are not subject to a term of office and hold office until such time as they resign or are removed from office by special resolution or the unanimous written resolution of all shareholders.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 7 of the Revised Draft Registration Statement.

10.	Please identify China Internet Network Information Center, which you cite as the source of your information regarding the number of internet users in China, as a not-for-profit organization.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 3 and 99 of the Revised Draft Registration Statement.

Conventions Which Apply To This Prospectus, page 13

11.	Please tell us what consideration you have given to including a short definition of “monthly active users” and “daily active users” with the first use of the terms or providing a cross-reference to the definitions on page 13.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Revised Draft Registration Statement to include cross-references to the definitions.

Risk Factors

Risks Relating to Our Business and Industry

We only began to offer and monetize our mission critical mobile applications…page 14

12.	You state that you have “received and may continue to receive complaints from users” regarding your mobile applications. Please tell us what consideration you have given to disclosing the nature of the complaints and discussing any material costs to address the complaints.

U.S. Securities and Exchange Commission

March 6, 2014

In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Revised Draft Registration Statement to include the nature of complaints received.

The Company also respectfully advises the Staff that the number of complaints as compared to the number of downloads in the relevant periods is insignificant, and the Company has not incurred any material costs to address the complaints. The Company’s mobile applications are available for download and installation by end users free of charge. Accordingly, the Company addresses the users’ complaints for commercial reasons rather than to perform a contractual obligation.

Because a small number of business partners contribute to a significant portion of our revenues…, page …15

13.	Please disclose your dependence on two of your customers that accounted for 22% and 24% of your revenues for the year ended December 31, 2012 and on any other significant customers for the most recent reporting period. Please tell us what consideration you have given to identifying these customers and discussing the material terms of any agreements or fee arrangements with the customers in the Business section as well as filing the agreements as exhibits to the registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 113 and 114 of the Revised Draft Registration Statement to disclose the identities of its top three customers in 2011, 2012 and 2013, namely, Tencent, Alibaba and Baidu, and include the material terms of its business contracts with each of these three customers.

The Company has also carefully considered whether any of the agreements with its top customers must be filed as exhibits to the Registration Statement pursuant to Item 601 of Regulation S-K:

i.	All agreements with the three customers were made in the ordinary course of business. Item 601 of Regulation S-K provides that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed.” Therefore, the Company’s agreements with Tencent, Alibaba and Baidu normally need not be filed as agreements made in the ordinary course of business, unless these agreements fall under other filing categories.

U.S. Securities and Exchange Commission

March 6, 2014

ii.	However, as Tencent is a principal shareholder of the Company, the Company’s agreement with Tencent was a related party transaction. Item 601 of Regulation S-K requires a registrant to file “[a]ny contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement … are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price” and “except where immaterial in amount or significance.” Therefore, the Company will file its agreement with Tencent as a material agreement with a related party.

Therefore, the Company plans to file its strategic cooperation agreement with Tencent as an agreement relating to a related party transaction, but it does not plan to file the agreements which are entered into in the ordinary course of business.

If we fail to implement and maintain an effective system of internal control…, page 26

14.	Please revise to discuss any material costs that you have incurred or expect to incur to remediate the material weaknesses in your internal control over financial reporting. Also disclose the timetable for the steps that you are taking to remediate these weaknesses.

The Company respectfully advises the Staff that, with respect to the material weakness already identified, namely, its lack of financial reporting personnel with the requisite U.S. GAAP and SEC financial reporting expertise, the Company has not incurred material costs to remediate this material weakness, and it is not able to estimate with reasonable certainty the costs it will need to incur to implement further measures to remediate the material weakness and improve its internal control over financial reporting in the future. The Company has revised page 29 of the Revised Draft Registration Statement to disclose the same.

The Company has also revised the disclosure on page 79 of the Revised Draft Registration Statement to disclose the timetable for the steps the Company plans to take to remediate the material weakness.

Special Note Regarding Forward-Looking Statements and Industry Data, page 52

15.	We note your statement that some of the information in the prospectus is based on industry publications by third parties that are reliable but you “do no guarantee the accuracy and completeness of such information.” Please note that you are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise.

U.S. Securities and Exchange Commission

March 6, 2014

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 56 of the Revised Draft Registration Statement.

Use of Proceeds, page 53

16.	To the extent known, please provide more detail regarding the plans for which the net proceeds in this offering is intended to be used. Consider disclosing the amount of proceeds that you intend to use for expanding into international markets or research and development. This section does not require disclosure of definitive plans and it is acceptable to discuss preliminary plans. See Item 3.C of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Revised Draft Registration Statement to provide more details regarding the plans for which the net proceeds in this offering are intended to be used.

Enforceability of Civil Liabilities, page 59

17.	Your disclosure here and under the headings “PRC Regulations, page 106,” and “Taxation, page 169,” should include discussion of other material jurisdictions as necessary, for example, Hong Kong and the British Virgin Islands.

In response to the Staff’s comments, the Company has expanded the disclosure in “Enforceability of Civil Liabilities, on page 64 to include discussion of Hong Kong and the British Virgin Islands.

Regarding the “Taxation” section, the Company respectfully advises the Staff that it has included discussion related to taxation in Hong Kong and the British Virgin Islands in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Selected Statement of Operations Items—Taxation” on page 78. The Company believes the objective of the section “Taxation” is to provide a summary of material income tax consequences of an investment in the Company, and, for this purpose, discussion on Hong Kong and the British Virgin Islands will not be necessary.

U.S. Securities and Exchange Commission

March 6, 2014

With regard to the “Regulation” section, the Company believes that the principal laws and regulations currently material to its operations are PRC laws and regulations. The Company does not believe that disclosure about Hong Kong or the British Virgin Islands is necessary. The Company respectfully advises the Staff that it does not conduct any revenue-generating activities in the British Virgin Islands. The Company’s wholly owned subsidiary incorporated in Hong Kong, Cheetah Technology Corporation Limited, only contributed nil, nil and 1.4% of the Company’s total revenues in 2011, 2012 and 2013, respectively.

Corporate History and Structure, page 62

18.	Please tell us what consideration you have given to including Kingsoft Corporation Limited, your immediate and ultimate holding company, in the charts on pages 6 and 64.

In response to the Staff’s comment, the Company has revised the charts on pages 6 and 68 of the Revised Draft Registration Statement to include its parent company, Kingsoft Corporation Limited.

19.	Here or elsewhere, as appropriate, please make clear the category of each of your wholly owned PRC subsidiaries in the Catalogue for the Guidance of Foreign Investment Industries.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 66 and 67 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

March 6, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 70

20.	Please consider revising your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned in evaluating the company’s financial condition and operating results. In this regard, please discuss any known material trends, demands, commitments, events and uncertainties that pose a risk or threat to the company. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, consider discussing the impact on your financial results of each of your fee arrangements with business partners or customers (i.e., pay per click, pay per sale, pay per time) and any material effect on the company when customers switch from one arrangement to another. We note your disclosure on page 15 that a change in the fee arrangement with one of your significant partners affected your revenues in 2013. As a further example, consider disclosing the percentage of your mobile applications that are created for the Android and how you expect that to affect your monetization of the mobile business. Finally, consider discussing your plans and timeline for international expansion, which you state is one of your key growth strategies, and any risks and uncertainties related to those plans.

The Company respectfully advises the Staff that the factors affecting its operations vary among its lines of business and are discussed in the descriptions of its various sources of revenues. However, in order to provide a more balanced, executive-level discussion, and to further address the Staff’s specific comments, the Company has revised the disclosure on pages 74 and 75 of the Revised Draft Registration Statement to highlight the potential effects of the Company’s international growth strategy and emphasis on Android application development on the Company’s financial condition and operating results. The Company has also revised the disclosure on pages 75 and 76 of the Revised Draft Registration Statement to further clarify the effect that changes in the Company’s fee arrangements with its business partners may have on its revenues.

21.	We note your disclosure throughout the prospectus that you had 301.7 million monthly active users for all your applications in November 2013. You note on page 13 that you derive the number of monthly active users for your products by combining the number of active users of each of your core applications. Please tell us whether you accounted for duplicative users who installed or downloaded multiple core applications on their electronic devices and whether you considered any risk factors in this regard. Further, tell us whether you accounted for duplicative users who installed or downloaded the same core application on multiple devices such a tablet, computer, or smartphone.

U.S. Securities and Exchange Commission

March 6, 2014

The Company respectfully advises the Staff that it calculates monthly active users based on the number of unique devices. A single device with multiple applications installed is counted as one user. A single person with applications installed on multiple devices is counted as multiple users. Multiple persons using a single device are counted as one user. As this is consistent with industry practice and technological feasibility, the Company does not believe it should be presented as a material risk. however, in response to the Staff’s comment, the Company has detailed the disclosure on page 14 under heading “Conventions Which Apply to the Prospectus” to clarify the possible duplication of data.

22.	We note that you disclose monthly active users as of November 2013. Please tell us whether your monthly active users would materially differ if calculated using an average over a quarter or over a full year. Explain why you believe that using the monthly active user data as of November 2013 is more meaningful than providing an average.

The Company respectfully advises the Staff that November 2013 was the latest monthly users data available at the time of its initial filing. The Company believes that monthly active users data present the most meaningful and accurate information regarding the size of its user base in light of the Company’s rapidly growing number of users. The Company advises the Staff that it had 329.5 million monthly active users in December 2013 and an average of 302.4 million monthly active users in the fourth quarter of 2013. The Company does not believe that the average monthly user figure provides an accurate indication of the size and growth of the Company’s business as of the date of the Revised Draft Registration Statement. The Company has revised the disclosure on page 75 of the Revised Draft Registration Statement to reflect its number of monthly active users in December 2013.

23.	For each of the financial periods presented, please tell us what consideration you have given to discussing any material trends related to monthly active users. We note your charts on pages 97 and 98 reflecting the number of monthly active users of all your applications and the number of monthly active users for your mobile applications but it appears that you could provide meaningful geographical breakdown of the users. For example, you state on page 98 that in December 2013, approximately 46.8% of your mobile monthly active users were from China, while the remainder were from overseas markets, mostly in key markets including the United States, Japan and Europe.

U.S. Securities and Exchange Commission

March 6, 2014

The Company respectfully advises the Staff that, as the Company has yet to fully develop and monetize its international operations, revenues from overseas markets only contributed a small percentage of its total revenues in 2012 and 2013. As the Company continues to deepen its global penetration and enhance its monetization capabilities, the Company expects the revenue contributed by overseas markets will increase over time, but the China market will likely continue to constitute the majority of its revenues for the foreseeable future. In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Revised Draft Registration Statement to disclose the same.

As for the geographical breakdown of the users, the Company respectfully advises the Staff that given the early stages of overseas operations monetization, such geographical breakdown of the users does not correlate to the Company’s results of operations in these markets. Therefore, instead of adding the relevant disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, the Company has expanded the disclosure on page 103 in “Business” to disclose the geographical breakdown of its mobile users.

Selected Statement of Operations Items

IVAS, page 71

24.	We note your discussion of paying users on page 72 as well as the fact that you disclose on page 77 that there has been a significant growth in the number of paying users. It appears that the number of paying users is a key indicator of your IVAS revenue and operating performance. Please tell us what consideration was given to providing quantitative disclosure of the number of paying users. See Section III.B.1 of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on page 76 of the Revised Draft Registration Statement to disclose the number of paying users.

U.S. Securities and Exchange Commission

March 6, 2014

Results of Operations, page 76

25.	We note that your revenue from online marketing services increased by 272.7% during the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 due to an increase in online marketing revenues from your top ten online marketing customers and to a lesser extent an increase in the total number of your online marketing business partners. Please revise your disclosures to quantify each source that contributed to a material change and the extent to which the change is attributable to price versus volume. In this regard, we note your disclosure that the significant increase from your top ten online marketing customers was due to the increase in user traffic and favorable pricing terms. We refer you to III.D of SEC Release No. 33-6835.

In response to the Staff’s comment Company has revised the referenced disclosure on page 81 of the Revised Draft Registration statement to disclose the changes in revenue provided by its top ten online marketing customers as well as the changes in the number of its online marketing business partners.

The Company, however, has not further expanded the disclosure to add quantitative disclosure on the change of the marketing services price and volume. This is primarily because, as the Company has disclosed on page 89 of the Revised Draft Registration, the Company has several pricing models for its online marketing services, including cost over a time period, cost per click and cost per sale. The overall proportion of these pricing models varies from period to period, from customer to customer and from contract to contract. Therefore, it is difficult for the Company to meaningfully quantify the exact changes in overall average selling price and volume for online marketing services.

Liquidity and Capital Resources

Cash Flows and Working Capital, page 79

26.	Please revise to discuss the dividend restrictions included in your risk factor disclosures on pages 30 and 40 and the impact of those restrictions on your ability to pay dividends and meet the company’s cash obligations.

In response to the Staff’s comments, the Company has revised the referenced disclosure on page 84 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

March 6, 2014

27.	We note your disclosure on page 41 which discusses the PRC government control of currency conversion. Please expand your liquidity and capital resource disclosure to include this information. Also, please revise to disclose, by respective denominations, the amount of cash located in the PRC and subject to restrictions, and cash located outside of the PRC. For entities within China, disclose the amount of cash, by denomination, held by VIEs separately from the amount of cash held by other entities.

In response to the Staff’s comments, the Company has revised the referenced disclosure on pages 84 and 85 of the Revised Draft Registration Statement.

28.	Please revise your disclosure to describe the restrictions imposed by statutory limits on loans to your PRC subsidiary as described in the risk factor on page 39, the implication on the use of proceeds from this offering, and how such restrictions could materially and adversely affect your liquidity and ability to fund operations.

In response to the Staff’s comments, the Company has revised the referenced disclosure on page 85 of the Revised Draft Registration Statement.

29.	In describing the restrictions on the transfer of cash flows, please tell us how you considered disclosing the following:

•	The requirement to obtain SAFE approval for capital account items, such as loans, repatriation of investments and investments in securities outside of China, as disclosed on page 41; and

•

Whether the amount of assets that can be transferred out of the VIE is limited to the amount owed under the annual service fee calculated under the technology development, support and consulting agreements, as disclosed on page F-11.

In response to the Staff’s comments, the Company has revised the referenced disclosure on page 85 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the amount of assets that can be transferred out of the VIEs is not limited to the amount owed under the annual service fee calculated under the exclusive technology development, support and consultancy agreements.

U.S. Securities and Exchange Commission

March 6, 2014

Business

Intellectual Property, page 109

30.	Please disclose which VIEs hold the patents for the proprietary technology that you note are essential to the operations of your platform and important to the operation of your business on page 31.

In response to the Staff’s comments, the Company has revised the referenced disclosure on page 115 of the Revised Draft Registration Statement.

Facilities, page 110

31.	We note your disclosure that your servers are hosted in leased internet data centers in different areas of China. Please tell us what consideration you have given to addressing the risks associated with these data centers. Also tell us what consideration you have given to including a description of any agreements with your third-party data centers and filing those agreements as exhibits to this registration statement.

The Company respectfully advises the Staff that it does not plan to include a description of agreements with its third-party data centers or file those agreements as exhibits because none of those agreements is material on a stand-alone basis, and the Company is not dependent on any of these agreements for its business operations. The Company believes that third-party data centers are a commodity and that it will be able to find an alternative third-party data centers at similar costs should any one of those agreements is terminated.

Legal Proceedings, page 110

32.	We note that you discuss additional legal proceedings in which the company is engaged on pages F-41 and F-85. Please tell us what consideration you have given to disclosing the information about the litigation in this section or providing a cross-reference to the notes to the financial statements.

In response to the Staff’s comments, the Company has revised the disclosure on page 116 of the Revised Draft Registration Statement to include a cross-reference to the notes to the financial statements on pages F-54 and F-55 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

March 6, 2014

Management

Directors and Executive Officers, page 128

33.	Please disclose the business experience of Ming Xu from 2007 to 2010. Please also disclose the years that Xinhua Liu served as the chief strategy officer of Shunyu Communications Group. See Item 6 of Form 20-F.

In response to the Staff’s comments, the Company has revised the disclosure on page 136 of the Revised Draft Registration Statement.

Principal and Selling Shareholders, page 136

34.	We note that you included disclaimers of beneficial ownership in footnotes (6), (8), (9) and (10) of the table on page 136. Instruction 2 to Item 403 of Regulation S-K states that beneficial ownership pursuant to Item 403 is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. Item 403 does not otherwise provide authority for registrants to issue disclaimers of beneficial ownership under Exchange Act Rule 13d-4, which only applies to the level of beneficial ownership held by persons who file beneficial ownership statements. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 143 of the Revised Draft Registration Statement.

35.	Please note that when you disclose the identities of the selling shareholders in the filing, with respect to the shares to be offered for resale by legal entities, the individual or individuals who exercise the voting and dispositive powers should be disclosed. For guidance, see Regulation S-K Compliance and Disclosure Interpretations Question 140.02.

The Staff’s comment is noted. The Company will identify such individuals when the identities of the selling shareholders are determined.

U.S. Securities and Exchange Commission

March 6, 2014

Related Party Transactions

Transactions and Agreements with Kingsoft Corporation and its Subsidiaries, page 139

36.	Please revise to discuss the material terms of the licensing agreement with Kingsoft Corporation that you reference on page 110. Tell us what consideration you have given to filing the agreement as an exhibit to the registration statement.

The Company respectfully advises the Staff that it is in the processing of obtaining most of the patents, copyrights and trademarks licensed under the referenced agreement with Kingsoft Corporation by way of transfer from Kingsoft Corporation. The Company expects to complete such transfer by the initial public filing of this Registration Statement on Form F-1. With respect to the intellectual property that cannot be transferred to the Company, the Company will enter into a new licensing agreement with Kingsoft Corporation to obtain the right to use certain patents, copyrights and trademarks, which may include those that are material to its business operation. The new agreement will supercede the existing licensing agreement. To the extent that the new agreement is material to the Company, the Company will add the material terms of the agreement to the Registration Statement, and also file the agreement as an exhibit to the Registration Statement.

37.	Please disclose the identities of the company’s executive officers and directors who also serve as executive officers and/or directors of Kingsoft Corporation, your controlling shareholder.

In response to the Staff’s comment, the Company has revised the disclosure on page 145 of the Revised Draft Registration Statement. However, the Company respectfully advises the Staff that the composition of the Company’s board of directors may change, including the resignation of certain directors and the appointment of independent directors. The Company will update the relevant disclosure in the Registration Statement once the changes are confirmed.

Taxation, page 169

38.	Please reconcile your reference in the introductory paragraph to not discussing state, local and other laws with your discussion of local tax laws in China. Additionally, to the extent applicable, make clear whether your discussion of United States tax consequences represents the opinion of your United States counsel. We note your Exhibit 8.2.

U.S. Securities and Exchange Commission

March 6, 2014

In response to the Staff’s comment, the Company has revised the disclosure on page 175 and noted that the discussion of United States tax consequences represents the opinion of its special United States counsel.

People’s Republic of China Taxation, page 169

39.	Please revise your disclosure as follows:

•	State whether you expect to be considered a resident enterprise and provide an assessment of how the four conditions in Circular 82 may apply to your business;

•	Discuss the tax consequences, if any, of a determination that you are not a resident enterprise; and

•	Make clear the effect of any applicable tax treaties with either the United States or Hong Kong.

In response to the Staff’s comments, the Company has revised the referenced disclosure on pages 175 and 176 of the Revised Draft Registration Statement.

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income, page F-5

40.	We note your disclosure of related party transactions on page F-40. Please revise to disclose related party information on the face of the statement of comprehensive income. See Rule 4-08(k) and 5-03 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages F-6 and F-51 of the Revised Draft Registration Statement.

41.	Please revise your disclosure here and throughout the filing where earnings per share is otherwise disclosed to also disclose pro forma earnings per share reflecting the conversion of the convertible preferred shares into ordinary shares that will occur immediately upon the completion of this offering.

U.S. Securities and Exchange Commission

March 6, 2014

In response to the Staff’s comment, the Company has revised its disclosure on pages F-5, F-19 and F-62 of the Revised Draft Registration Statement to disclose pro forma earnings per share reflecting the conversion of the convertible preferred shares into ordinary shares that will occur immediately upon the completion of the proposed offering.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2011 and 2012

Note 1: Organization and Principal Activities

VIE arrangements, page F-11

42.	We note that the consideration for the services provided by the Primary Beneficiaries under the exclusive technology, support and consulting agreements is no less than 30% of the VIE’s pre-tax income. We also note that the financial support undertaking letter, which commits the Primary Beneficiaries to unlimited financial support, was not executed until January 17, 2014. Please tell us how your agreements enable you to receive substantially all of the economic benefits of the VIEs or absorb a majority of the VIE’s expected losses in determining whether you are the primary beneficiary. We refer you to ASC 810-10-25-38. Please provide us with your analysis as of December 31, 2012 and September 30, 2013.

The Company respectfully advises the Staff that pursuant to the exclusive technology development, support and consulting agreements for each of its VIEs, the Primary Beneficiaries have the sole right to adjust the service fees upon written request, enabling the Primary Beneficiaries to receive substantially all of the economic benefits of the VIEs. The Primary Beneficiaries can determine a service fee that is no less than 30% of the VIE’s pre-tax revenue rather than pre-tax earnings which has been updated on F-13. The Company makes the assessment on adjusting the service fee on a periodic basis according to the business development of VIEs and the level of services to be provided. In fact, the Company has historically charged service fees from at least 30% to 51% of the VIE’s pre-tax revenue for the years ended 2011, 2012 and 2013.

The financial support undertaking letters were executed by the Primary Beneficiaries to further formalize the Primary Beneficiaries’ commitment to the VIEs, which was mutually understood to commence from the date the other contractual agreements were executed. For example, the financial support undertaking letter executed by Beijing Security and addressed to Beike Internet states that “the undersigned agrees and acknowledges such undertaking shall be irrevocable and continuously valid from January 1, 2011….” as January 1, 2011 was the date the other contractual agreements were executed by Beijing Security, Beike Internet and its nominee shareholders. Similar wording is included in the other financial support undertaking letters executed for other VIEs. In the opinion of the Company’s PRC legal counsel, each of the Contractual Agreements, including the financial support undertaking letters, among the Primary Beneficiaries, the VIEs and their respective shareholders (as the case may be) are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect.

The analysis above is the same as of December 31, 2012 and September 30, 2013 and applies to all of the Company’s VIEs. Pursuant to ASC 810-10-25-38A, the Company, through its wholly-owned subsidiaries who are the Primary Beneficiaries, is deemed to have a controlling financial interest in its VIEs as it has both (i) the power to direct the activities of the VIEs that most significantly impact the VIE’s economic performance through the business operation agreements, shareholder voting proxy agreements and equity pledge agreements; and (ii) the obligation to absorb losses of its VIEs pursuant to the financial support undertaking letters, or the rights to receive benefits from the VIEs pursuant to the exclusive technology development, support and consultancy agreements.

U.S. Securities and Exchange Commission

March 6, 2014

43.	ASC 810-10-50-5A.d. requires disclosure of qualitative information about the involvement with the VIE. Please revise to describe the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce.

The Company respectfully advises the Staff that the revenue producing assets held by the VIEs are comprised of leasehold improvements, servers, licensed software, network equipment, acquired trade name and acquired domain name. These assets are recognized in the Company’s consolidated financial statements.

In addition, the VIEs also hold important unrecognized revenue-producing assets, such as Internet Content Provider Licenses, as well as internally developed software, trademarks and patent applications which were not recorded on the Company’s consolidated balance sheets. The VIEs also have a work force on sales, research and development and operations whose costs are expensed as incurred.

In response to the Staff’s comment, the Company has revised its disclosure on page F-15 of the Revised Draft Registration Statement to disclose additional information regarding the Company’s involvement with the VIE.

44.	We note your disclosure on page F-14 of the carrying amounts of assets and liabilities of the consolidated VIEs. Please expand your disclose to present the carrying amounts and classification of the VIEs’ assets on a more disaggregated basis, including the intercompany payable to Beijing Security and Conew Network for the service fees. We refer you to paragraphs 2AA.d and 3.bb of ASC 810-10-50.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-17 of the Revised Draft Registration Statement to disclose the VIEs’ assets on a more disaggregated basis, including the intercompany payable to Beijing Security and Conew Network for the service fees payable pursuant to the exclusive technology, support and consulting agreements.

U.S. Securities and Exchange Commission

March 6, 2014

Note 2: Summary of Significant Accounting Policies

Revenue recognition

(1) Online marketing services, page F-21

45.	We note that online marketing services revenue under the cost for performance model and revenue from search engine customers is generally recognized upon receiving periodic statements from your customer. Please revise your disclosure to state how often you receive these periodic statements (i.e., monthly, quarterly, etc.). As part of your response, tell us whether the report is received in the period in which the revenue was earned.

The Company respectfully advises the Staff that monthly customer statements are received either in the month in which the service is provided or in the month following the one in which the service is provided. The Company depends on the customers to track the actual performance, and recognizes revenues upon its receipt of the customer statements. In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-25 in the Revised Draft Registration Statement.

(2) Internet value-added services, page F-22

46.	We note you recognize internet value-added service revenue “net” of remittances to the developer as you have concluded that you are an agent. Please tell us who the primary obligor is and who has latitude in establishing the price. Refer to ASC 605-45-45.

The Company respectfully advises the Staff that the Company enters into agreements with third party game developers to provide online and mobile distribution and payment collection services, in order for game players to purchase and recharge virtual currencies used in the games. All games are developed and hosted by third-party game developers, and accessed by game players through the Company’s online and mobile platforms or a third-party mobile platform. The payment collection services are mainly provided through third-party professional payment and settlement institutions. The Company generally charges commission as a percentage of the gross proceeds or collection amount from the settlement institutions, and pays the remaining proceeds to the game developers. When the settlement institutions directly remit the collection amount to the developers, the Company collects its commission from the developer. For games accessed by game players through the Company’s online and mobile platforms and the third-party mobile platform, the Company believes that the game developers are considered the primary obligor, primarily responsible for fulfillment of services, and generally do have the discretion in establishing prices.

U.S. Securities and Exchange Commission

March 6, 2014

47.	We note you estimate the revenue for internet value-added services based on your internal system which is confirmed with the settlement institution. Please tell us when the confirmation from the settlement institution is received. If it is received subsequent to the period in which the revenue was earned please tell us whether you have had to record adjustments to revenue related to any differences between your internal system and the settlement institution confirmation.

The Company respectfully advises the Staff that the settlement institution processes and confirms the payments from registered game players on a real-time basis in the same period in which the revenue is earned. The Group logs into its account with the settlement institution to obtain such payment information and compares it with that recorded in its internal system in the same period in which the revenue is earned. Historically, there have been no significant differences identified through this confirmation process.

Note 8: Intangible Assets, Net, page F-31

48.	We note from your disclosure on page F-21 that the trade name has an estimated life of 2 years. However, your disclosure on page F-31 indicates that trade name has an indefinite useful life. Please clarify this inconsistency in your disclosure.

In response to the Staff’s comment, the Company has revised the referenced disclosure on F-24 of the Revised Draft Registration Statement.

Note: 10 Accrued Expenses and Other Current Liabilities, page F-32

49.	We note your accrued expenses were RMB26.161 million as of December 31, 2012 and RMB 11.776 million as of December 31, 2011, which were approximately 17% and 11% of total current liabilities, respectively. Please revise your disclosure to state separately, any item in excess of 5% of total current liabilities. Refer to Rule 5-02(20) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-41 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

March 6, 2014

Note 13: Income Taxes, page F-33

50.	We note that your tax rate reconciliation includes the line item “Effect of different tax rates in different jurisdictions” which increased tax expenses in 2011 and 2012. Please tell us the jurisdictions and tax rates related to this line item.

The Company respectfully advises the Staff that the different jurisdictions referred to the Cayman Islands and Hong Kong, with income tax rates of 0% and 16.5%, respectively.

The Company further advises the Staff that the Company recorded a loss before tax in its separate financial statements in 2011 and 2012 primarily due to the share-based compensation costs, resulting in a “reduction” in income tax when applying the statutory tax rate of 25%. Such reduction was reversed as the Company is not subject to income tax in the Cayman Islands, which was hence reflected as an increase of tax expenses in the line item “Effect of different tax rates in different jurisdictions” in 2011 and 2012.

51.	We note deferred tax assets, current portion, includes a temporary difference related to “revenue cut-off”. Please explain the nature of this item and how it gave rise to a deferred tax asset.

The Company respectfully advises the Staff that the revenue cut-off item arose from timing differences relating to revenue recognition by a variable interest entity of the Group in U.S. GAAP financial accounting and tax reporting. The Group recognized its revenue pursuant to ASC 605-10, which requires persuasive evidence, proof of delivery, collectivity and fixed or determinable price. The Group believes the above four criteria are all met upon receiving the statements from customers. In contrast, the Group’s revenue is generally reported for income tax purpose in accordance with the local tax regulations in the period when the services are rendered. Such a difference in revenue recognition for financial reporting and tax reporting gave rise to a deductible temporary difference and hence a deferred tax asset.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2012 and 2013

Note 6: Prepayments and Other Current Assets, page F-73

52.	We note from your disclosure on page F-73 that you recorded a provision for doubtful debts of RMB6 million against the entrusted loan to third party. Please describe for us the nature of this loan in greater detail. Please tell us your basis for recording the provision and describe the factors that changed since December 31, 2012 which led you to record the provision.

U.S. Securities and Exchange Commission

March 6, 2014

The Company advises the Staff that it made an RMB8 million entrusted loan to Beijing Antian, a third party antivirus search engine technology in China, in March 2012. The Company was interested in providing financial support to Beijing Antian as a potential business partner with the Company’s internet security services. The Company performed a credit analysis on Beijing Antian prior to extending the loan, found that Beijing Antian had a debt to equity ratio of less than 10%, and was satisfied that Beijing Antian would have sufficient liquidity to meet its debt obligations. The loan had a one-year term and a 5.83% interest rate.

Beijing Antian made a RMB2 million repayment in December 2012. However, after the repayment, Beijing Antian’s financial performance was adversely affected by delays in receiving payments relating to certain government projects. Beijing Antian then requested to roll over the remaining loan balance of RMB6 million for another year, which request was granted by the Company. However, when the Company completed an assessment of Beijing Antian’s financials in the third quarter of 2013, it determined Beijing Antian’s debt ratio had increased to approximately 30%, representing a significant increase in credit default risk. Accordingly, the Company recorded an RMB6 million provision in the third quarter of 2013.

In January 2014, Beijing Antian made an RMB1 million loan repayment but indicated that, unless its business conditions improved significantly, it would need to roll over the remaining loan balance in March 2014. The Company recorded a RMB1 million reversal adjustment to its allowance for doubtful accounts in the December 2013.

Exhibits

53.	Please tell us what consideration you have given to filing any agreements with providers of third party mobile application distribution channels such as Google Play and iOS Apple Store. We note your risk factor on page 17 that you rely on these distribution channels to distribute most of your mobile applications to users.

The Company respectfully advises the Staff that its agreements with third party mobile application distribution channels such as Google Play and iOS App Store are standard form agreements publicly available on the distribution channels’ websites and are subject to changes and amendments from time to time at the discretion of the mobile application distribution channels. Those standard form agreements were made during the course of its ordinary business. Item 601 of Regulation S-K provides that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed.” Accordingly, the Company has not filed the agreements as exhibits.

*        *        *

U.S. Securities and Exchange Commission

March 6, 2014

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or the audit engagement partner at Ernst & Young Hua Ming LLP, King Li, by telephone at +86-10-5815-2099, or by email at king.li@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Jun Lei, Chairman, Kingsoft Internet Software Holdings Limited

Sheng Fu, Chief Executive Officer, Kingsoft Internet Software Holdings Limited

Andy Yeung, Chief Financial Officer, Kingsoft Internet Software Holdings Limited

King Li, Partner, Ernst & Young Hua Ming LLP

James C. Lin, Partner, Davis Polk & Wardwell LLP

Annex I

Kingsoft Internet Software Holding Limited

Note: Based on the F-1 confidentially submitted to the SEC on March 6, 2014.

	Statement in F-1	Page No. in F-1	Supporting Document

1-1	According to the China Internet Network Information Center, or CNNIC, a not-for-profit organization, the number of internet users in China reached 618 million as of December 31, 2013.	3, 99	Primary data for Internet development research published on the official website of CNNIC (Link: http://www.cnnic.net.cn/hlwfzyj/jcsj/)

1-1	According to CNNIC, the number of mobile internet users in China reached 500 million as of December 31, 2013.	3, 100	Primary data for Internet development research published on the official website of CNNIC (Link: http://www.cnnic.net.cn/hlwfzyj/jcsj/)

2-1	Clean Master was the No. 4 mobile utility application in China in terms of monthly active users in December 2013, according to iResearch.	1, 101	mUser Tracker database

2-1	Battery Doctor was the No. 1 mobile utility application in China in terms of monthly active users in December 2013, according to iResearch.	1, 101	mUser Tracker database

3-1	We are the second largest provider of internet security applications in China in terms of monthly active users in December 2013, according to iResearch.	1, 101	iUser Tracker database

	Statement in F-1	Page No. in F-1	Supporting Document

3-1	Duba Anti-virus was the third largest internet security application in China in terms of the number of monthly active users in December 2013, according to iResearch.	108	iUser Tracker database

4-1	Duba.com personal start page, which aggregates popular online resources and provides users quick access to most of their online destinations, had approximately 46.8 million monthly active users in December 2013, according to iResearch.	2, 101	iUser Tracker database

5-1	According to iResearch, the number of internet users in China is expected to increase to approximately 850 million in 2017.	3, 99	China Mobile Security Industry Data Report provided by iResearch in January 2014

5-1	According to iResearch, the number of mobile internet users in China is expected to increase to 745 million in 2017, representing a four-year CAGR of 10.5%.	100	China Mobile Security Industry Data Report provided by iResearch in January 2014

5-2	As a result, the internet security and system optimization market in China has grown significantly over the past five years, reaching 498 million users, or 81% of the online population in December 2013.	100	China Mobile Security Industry Data Report provided by iResearch in February 2014

5-3	The number of users of mobile internet security products reached 148 million users with a 30% penetration rate in December 2013, according to iResearch.	100	China Mobile Security Industry Data Report provided by iResearch in February 2014

	Statement in F-1	Page No. in F-1	Supporting Document

5-3	The top five mobile security products covered approximately 91% of total users in 2013, according to iResearch, namely 360 Mobile Safe, Tencent Mobile Manager, LBE Safety Master, KIS Mobile Defender and SECUREit.	100	China Mobile Security Industry Data Report provided by iResearch in February 2014

5-4

According to iResearch:

Online Advertising

From 2012 to 2017, the Chinese online advertising market is projected to increase from RMB75.3 billion to RMB282.5 billion, representing a five year CAGR of 30.3%. The online advertising market primarily includes search marketing, advertising, video advertising and others. Search marketing is the main form of online advertising. From 2012 to 2017, the internet search market in China is projected to increase from RMB28.1 billion to RMB96.3 billion, representing a five year CAGR of 28.0%.

Online Games

From 2012 to 2017, the online game market in China is projected to increase from RMB67.1 billion to RMB224.6 billion, representing a five-year CAGR of 27.3%. Online games are comprised of three main types: PC-based client-end games, web games and mobile games, with web games and mobile games expected to outgrow the overall online game market. The web game market is expected to increase from RMB9.8 billion in 2012 to RMB40.6 billion in 2017, representing a CAGR of 32.9%, and the mobile game market is expected to increase from RMB8.8 billion to RMB70.6 billion during the same period, representing a CAGR of 51.7%.

E-Commerce

From 2012 to 2017, the broad e-commerce market in China, including B2B, online shopping, online travel and offline-to-online social commerce, is projected to increase from RMB8.2 trillion to RMB21.6 trillion, representing a five-year CAGR of 21.3%. The growth in e-commerce is primarily driven by the continued growth of China’s internet and mobile internet market, the migration of commerce from offline to online, and the substantial improvement and continuing development of the e-commerce infrastructure including payment and logistics systems.

		100	China Mobile Security Industry Data Report provided by iResearch in January 2014

	Statement in F-1	Page No. in F-1	Supporting Document

6-1	The following chart shows monthly active users for all of our applications in each of the months indicated. Sources: Internal records for mobile applications on Android platform, Flurry Analytics for mobile applications on iOS platform, and iResearch for internet applications.	102	iUser Tracker database; Flurry Analytics

7-1	Clean Master was the No. 6 application worldwide excluding games on Google Play in terms of the number of monthly downloads in December 2013, according to App Annie.	1, 101	Monthly summary data provided by App Annie

7-2	Battery Doctor was the sixth most downloaded productivity application on Google Play in December 2013, according to App Annie.	1, 101	Monthly summary data provided by App Annie

8-1	According to App Annie, there were more than 1.1 million apps available on Google Play worldwide, and 1.0 million apps available in the Apple App Store as of December 31, 2013.	3	Summary of data provided by App Annie

9-1	According to App Annie, there were more than 1.1 million apps available on Google Play worldwide, and 1.0 million apps available in the Apple App Store as of December 31, 2013 with cumulative downloads reaching over 50 billion in 2013.	97-98	Summary of data provided by App Annie

9-1	According to App Annie, paid applications are estimated to constitute approximately 3.3% of total application downloads including games through 2013.	99	Summary of data provided by App Annie

9-2	Three of the key categories for Google Play app downloads in 2013 were social, communication, and tools. Collectively, they accounted for 19% of Google Play downloads including games in 2013, according to App Annie.	98	Summary of data provided by App Annie

	Statement in F-1					Page No. in F-1	Supporting Document

10-1	There are only eight non-game applications with over 50 million cumulative downloads on Google Play worldwide in the second half of 2013, including Facebook, WhatsApp and Clean Master. Such applications are commonly referred to as “super apps.”					3, 98	Summary of data provided by App Annie

11-1	We ranked the No. 6 publisher of applications, excluding games, worldwide on Google Play as measured by number of downloads in December 2013, according to App Annie.					102	App Annie Index published on the official website of App Annie (Link: http://blog.appannie.com/app-annie-index-apps-december-2013/ )

11-2	Top 10 Apps by Monthly Downloads Excluding Games (Google Play December 2013)					98	App Annie Index published on the official website of App Annie (Link: http://blog.appannie.com/app-annie-index-apps-december-2013/ )
	Rank	Applications	Publisher	Headquarters	Category
	1	Facebook	Facebook	United States	Social
	2	WhatsApp Messenger	WhatsApp	United States	Communication
	3	Facebook Messenger	Facebook	United States	Communication
	4	Skype	Microsoft	United States	Communication
	5	Instagram	Facebook	United States	Social
	6	Clean Master	Kingsoft Internet Software	China	Tools
	7	LINE	LINE	Japan	Communication
	8	Twitter	Twitter	United States	Social
	9	Viber	Viber Media	Cyprus	Communication
	10	Anti-Virus Security	AVG	Czech Republic	Tools

Source: App Annie

	Statement in F-1	Page No. in F-1	Supporting Document

12-1	According to IDC, global mobile internet users totaled approximately 1.0 billion in 2012, representing a 36.5% increase over the user base in 2009, and are expected to reach approximately 2.3 billion in 2017, representing a five-year CAGR of 15.8%.	3, 97	IDC Worldwide New Media Market Model, 1H2013: Worldwide and US, Doc#242211, July 2013

12-2	According to IDC, the mobile advertising market is expected to surge from $10.0 billion in 2012 to $52.2 billion in 2017, representing a five-year CAGR of 39.2%. Over the same period, IDC expects other forms of advertising, such as online search, online advertising and online video advertising, to grow by 6.5%, 7.8% and 21.5% respectively.	99	IDC Worldwide New Media Market Model, 1H2013: Worldwide and US, Doc#242211, July 2013

12-3	In 2012, North America had the highest mobile advertising spending, at $4.7 billion, and is expected to remain the top advertising market with US$27.0 billion spending in 2017, representing a five year CAGR of 41.9%, according to IDC.	99	IDC Worldwide New Media Market Model, 1H2013: Worldwide and US, Doc#242211, July 2013

13-1	According to IDC, Android-based smartphones are expected to have approximately 77.4% market share of global smartphone shipments in 2013, compared with 15.7% market share for iOS-based smartphones and other mobile devices.	3, 97	IDC Worldwide Quarterly Mobile Phone tracker, December 2013

13-2	According to IDC, global smartphone shipments are expected to increase from approximately 725.3 million units in 2012 to 1.7 billion units by 2017, representing a five-year CAGR of 18.4%, with the market share of smartphone increasing from approximately 41.7% to 74.7% over the same period.	97	IDC Worldwide Quarterly Mobile Phone tracker, December 2013

	Statement in F-1	Page No. in F-1	Supporting Document

14-1	According to IDC, the revenue generated from mobile digital game downloads globally is expected to grow from $6.3 billion in 2012 to $14.5 billion in 2017, representing a five-year CAGR of 18.3%.	99	IDC#240600 - WW Ga-Optimized handled, Smartphone, and Table Gaming 2013-2017

1-1

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基础数据

2013-12-31：

number of mobile internet users

number of internet users → 6.18 million

网民数量	6.18亿	手机网民数	5亿
网站数	320万	国际出口带宽数	3,406,824Mbps
IPv4	3.30亿	域名数	1844万

500 million

2013-06-30：

网民数量	5.91亿	手机网民数	4.64亿
网站数	294万	国际出口带宽数	2,098,150Mbps
IPv4	3.31亿	域名数	1470万

2012-12-31：

网民数量	5.64亿	手机网民数	4.2亿
网站数	268万	国际出口带宽数	1,899,792Mbps
IPv4	3.31亿	域名数	1341万

2012-06-30：

网民数量	5.38亿	家庭宽带网民数	-
网站数	250万	国际出口带宽数	1,548,811Mbps
IPv4	3.30亿	域名数	873万

2011-12-31：

网民数量	5.13亿	家庭宽带网民数	-
网站数	230万	国际出口带宽数	1,389,529Mbps
IPv4	3.30亿	域名数	775万

2011-06-30：

每日推荐

- 第33次中国互联网络发展状况统计报告
- 第33次中国互联网络统计调查中奖名单
- 2013年中国网民搜索行为研究报告
- 2012年中国网民网络视频应用研究报告
- CNNIC第91期《互联网发展信息与动态》

基础数据

网民数量	6.18亿
手机网民数	5亿
网站数	320万
国际出口宽带数	3,406,824Mbps
IPv4	3.30亿
域名数	1844万
截止日期	2013-12-31

联系方法

报告咨询：cnnic-survey@cnnic.cn 58813030

合作咨询：cnnic-survey@cnnic.cn 58813157

2-1

mUserTracker

首页 | **App分析** | 网站分析 | 质量分析 | 我的监测

筛选条件▾ 数据导出 打印

已选条件: 系统工具 × → Utilities

时间区间: 月 2013-12 (Beta) 确定

App analysis > Ranking > App ranking

App分析 > 排名 > App排名

Monthly Indicator 月度指标 | 日均指标 | 人均指标

序号	App	大类别	小类别	月度覆盖人数（万人）
	合计			18,887.66
1	金山电池医生 (Battery Doctor)	实用工具	系统工具	2,841.66
2	360省电王	实用工具	系统工具	2,558.64
3	ES文件浏览器	实用工具	系统工具	1,300.36
4	金山清理大师 (Clean Master)	实用工具	系统工具	1,293.40
5	WiFi万能钥匙	实用工具	系统工具	1,181.86
6	流量监测仪	实用工具	系统工具	1,151.67
7	百度网盘	实用工具	系统工具	1,108.41
8	QQ手机令牌	实用工具	系统工具	1,084.43
9	360云盘	实用工具	系统工具	1,053.05
10	Superuser	实用工具	系统工具	1,005.37
11	Ifashlight	实用工具	系统工具	887.41

3-1

iUserTracker

[illegible] 产品演示 ? 名词解释 联系方式

网络服务 | 公司资产 | 网站分析 | 软件分析 | 媒介计划 | 我的监测 | 产品报告

后退 前进

软件排名 | 软件类别 | 软件用户特征 | 软件重合分析 | 软件趋势分析 | 软件访问频次

Security Protection → 安全防护 ▾ | Unit: 10 thousands → 单位：万 ▾ | 按月 ▾ | December 2013 → 2013年12月 ▾ | 分析 | 搜索

软件分析 › 软件排名 ☐按公司资产分析 | 趋势分析

序号	软件		软件类别	基本指标 日均覆盖人数(万人)	日均覆盖人数比例(%)	月度覆盖人数(万人)	月度指标 月度覆盖人数比例(%)	日均指标 人均单日启动次数(次)	人均指标 人均单日有效使用时间(分:秒)	选择软件 操作 ▾
	合计	P		30,971.1	100%	49,789.6	100%	15.72	7:14	
1	360安全卫士	▸	安全防护	24,954.4	80.57%	45,883.9	92.16%	7.01	6:01	☐
2	360杀毒	▸	安全防护	19,584.4	63.23%	38,815.8	77.96%	10.36	0:59	☐
3	金山毒霸	▸	安全防护	5,041.7	16.28%	12,221.5	24.55%	5.87	6:07	☐
4	QQ电脑管家	▸	安全防护	4,846.9	15.65%	11,385.8	22.87%	7.05	1:13	☐
5	360保险箱	▸	安全防护	4,433.3	14.31%	10,671.0	21.43%	1.59	0:08	☐
6	瑞星杀毒软件	▸	安全防护	2,520.2	8.14%	7,140.1	14.34%	6.82	1:30	☐
7	金山卫士	▸	安全防护	2,336.3	7.54%	6,202.4	12.46%	5.13	4:32	☐
8	百度杀毒	▸	安全防护	1,075.8	3.47%	4,110.9	8.26%	1.64	0:00	☐
9	瑞星个人防火墙	▸	安全防护	738.3	2.38%	2,409.2	4.84%	1.84	0:07	☐
10	360系统急救箱	▸	安全防护	56.7	0.18%	1,351.7	2.71%	2.26	0:13	☐
11	百度卫士	▸	安全防护	263.5	0.85%	1,294.8	2.60%	3.61	2:40	☐
12	McAfee	▸	安全防护	168.3	0.54%	731.4	1.47%	4.19	0:01	☐
13	ESET NOD32	▸	安全防护	382.1	1.23%	674.0	1.35%	1.61	0:00	☐

1. 360 Security Guard
2. 360 Anti-virus
3. Duba Anti-virus

4-1

iUserTracker

跟踪增值服务 产品演示 ? 名词解释 联系方式

网络服务 | 公司资产 | 网站分析 | 软件分析 | 媒介计划 | 我的监测 | 产品报告

后退 前进

网站排名 | 网站类别 | 网站用户特征 | 网站重合分析 | 网站趋势分析 | 网站访问频次

Unit: 10 thousands → December 2013

关于iUserTrakcer来源去向功能... [2014/2/21]

网站类别 ▾ | 单位：万 ▾ | 按月 ▾ | 2013年12月 ▾ | 分析 | 搜索

网站分析 › 网站排名 ☐按公司资产分析 趋势分析

Monthly Active Users ←

基本指标 月度指标 日均指标 人均指标

序号	网站		网站类别	日均覆盖人数 (万人)	日均覆盖人数比例 (%)	月度覆盖人数 (万人)	月度覆盖人数比例 (%)	人均单日浏览页面 (页)	人均单页有效浏览时间 (分:秒)	选择网站 操作 ▾
	合计	P		23,873.5	100%	48,357.4	100%	54.54	1:36	
1	duba.com [毒霸网址]	▸	网站导航	745.1	3.12%	4,679.4	9.68%	2.57	0:52	☐

5-1

Number of mobile internet users in China (0.1 billion)

iResearch-2014 -Ada-Phyil-20140122.xlsx - Microsoft Excel

File Home Insert Page Layout Formulas Data Review View Davis Polk Litera Acrobat WorkSite

A4 | 中国整体网民规模（亿人）

	A	B	C	D	E	F	G	H	I
1	返回总目录								
2	[redacted]								
3	Number of internet users in China	2011	2012	2013e	2014e	2015e	2016e	2017e	CAGR2012-2017 (%)
4	中国整体网民规模（亿人）(0.1 billion)	5.13	5.64	6.18	6.69	7.31	7.90	8.50	8.5%
5	增长率（%）	12.3%	9.9%	9.5%	8.4%	9.3%	8.0%	7.6%	
6	中国移动网民规模（亿人）	3.56	4.2	5.00	5.78	6.37	6.89	7.45	12.1%
7	增长率（%）	17.5%	18.0%	19.1%	15.6%	10.2%	8.2%	8.1%	
8	移动网民渗透率（%）	69.4%	74.5%	81.0%	86.4%	87.1%	87.2%	87.6%	
9	来源：2011-2012来源CNNIC，之后数据为艾瑞预测。								
10									
11	[redacted]								
12		2011	2012	2013e					
13	全球移动互联网用户规模（亿人）	11	15	17					
14	增长率（%）	26.40%	36.4%	13.3%					
15	来源：ITU								
16									
17	[redacted]								
18		2011	2012	2013e	2014e	2015e			
19	全球智能手机出货量（亿台）	4.95	7.22	9.19	9.75	10.32			
20	增长率（%）	62.3%	46.1%	27.2%	6.1%	5.8%			
21	来源：IDC								
22									
23	[redacted]								
24		2011	2012	2013e	2014e	2015e	2016e	2017e	
25	中国智能手机渗透率（%）	20.5%	32.8%	47.5%	58.6%	64.0%	67.0%	69.5%	

封面 目录 数据需求

5-2

13. Number of Users of China Internet Security Products in 2013

Users Penetration Rate

90											用户渗透率	·	80.6%
91	13、201[illegible]												
92		2013.1	2013.2	2013.3	2013.4	2013.5	2013.6	2013.7	2013.8	2013.9	2013.10	2013.11	2013.12
93	网络安全产品月度覆盖人数（万人）	46712.6	45296.0	47305.9	47569.6	47332.0	47336.8	47370.7	47888.3	48662.2	48838.4	49265.8	49789.8
94	增长率（%）		-3.0%	4.4%	0.6%	-0.5%	0.0%	0.1%	1.1%	1.6%	0.4%	0.9%	1.1%
95	来源：艾瑞咨询iUserTracker												
96													

Source: iResearch Consulting iUserTracker

5-3

16. Number of Monthly Active Users of China Mobile Safe App from January to December in 2013

Users' Penetration Rate

125												用户渗透率	29.6%
126	[redacted]												
127		2013.1	2013.2	2013.3	2013.4	2013.5	2013.6	2013.7	2013.8	2013.9	2013.10	2013.11	2013.12
128	月度覆盖人数（万人）	11519.0	11903.3	12206.4	12325.8	12217.4	12052.4	13083.6	13592.3	13692.4	13902.1	14969.8	14778.7
129	增长率（%）		3.3%	2.5%	1.0%	-0.9%	-1.4%	8.6%	3.9%	0.7%	1.5%	7.7%	-1.3%
130	来源：艾瑞咨询mUserTracker (Source = iResearch Consulting mUserTracker)												
131													
132	[redacted]												

133	单位：万人 (unit = 10 thousands)	2013.12月	市场覆盖度 (%) (coverage ratio)
134	360手机卫士 360 Mobile Safe	9472.7	64.1%
135	腾讯手机管家 Tencent Mobile Manager	3354.3	22.7%
136	LBE安全大师 LBE Safety Master	1709.3	11.6%
137	金山手机卫士 KIS Mobile Defender	1620.5	11.0%
138	乐安全 SECUREit	733.9	5.0%
139	无重合用户量 Total (without double-counting)	13464.39	91.1%
140	来源：艾瑞咨询mUserTracker		

17. Number of Monthly Active Users of Top5 Mobile Safe App in December 2013

5-4

Source: Public financial statements of companies, industry interviews, and statistical prediction model estimation of iResearch

21. China E-commerce Market Transaction Volume from 2012 to 2017

20. China Online Advertising Market Volume from 2012 to 2017

[illegible]

China Online Advertising Mkt	2012	2013e	2014e	2015e	2016e	2017e	CAGR2012-2017 (%)
中国网络广告市场规模（亿元）Volume (RMB 0.1 billion)	753.1	1100	1483	1968	2422	2825	30.3%
增长率（%）Growth Rate		46.1%	34.8%	32.7%	23.1%	16.6%	

注释：1.互联网广告市场规模按照媒体收入作为统计依据，不包括渠道代理商收入；2.此次统计数据包含搜索联盟的联盟广告收入，也包含搜索联盟向其他媒体网站的广告分成。

来源：根据企业公开财报、行业访谈及艾瑞统计预测模型估算。

Note: 1. Internet advertising market volume is based on media revenue, channel agents' revenue is not included.
2. The data includes alliance advertising revenue from search alliance, and advertising commission to other media websites from search alliance.

[illegible]

China E-Commerce Mkt Transaction	2012	2013e	2014e	2015e	2016e	2017e	CAGR2012-2017 (%)
中国电子商务市场交易规模（亿元）volume (RMB 0.1 billion)	81991.0	99497.0	127233.7	154744.9	184770.3	215728.5	21.3%
增长率（%）Growth Rate	21.4%	27.9%	21.6%	19.4%	16.8%		

注释：电子商务市场交易规模包括网络购物（PC及移动）、O2O、B2B（中小企业和规模以上企业）、在线旅游细分市场交易规模之和。

来源：根据企业公开财报、行业访谈及艾瑞统计预测模型估算。

Note: E-commerce market transaction volume includes (the aggregates of market transaction volume of) online shopping (PC + mobile), O2O, B2B (small and medium enterprises and scaled enterprises) and online traveling breakdowns.

[illegible]

(RMB 0.1 billion)	2012	2013e	2014e	2015e	2016e	2017e	CAGR2012-2017 (%)
中国网络游戏市场规模（亿元）	670.9	891.6	1149.5	1468.0	1836.6	2245.7	27.3%
增长率（%）Growth Rate	24.6%	32.9%	28.9%	27.7%	25.1%	22.3%	

注释：1.中国网络游戏市场规模统计包括PC客户端游戏、PC浏览器端游戏、移动端游戏；2.网络游戏市场规模包含中国大陆地区网络游戏用户消费总金额，以及中国网络游戏企业在海外网络游戏市场获得的总营收。

来源：根据企业公开财报、行业访谈及艾瑞统计预测模型估算。

23. China Internet Search Market Volume from 2012 to 2017

[illegible]

China Internet Search Market	2012	2013e	2014e	2015e	2016e	2017e	CAGR2012-2017 (%)
中国搜索引擎市场规模（亿元）Volume (RMB 0.1 billion)	280.6	393.2	521.8	668.8	817.9	963.3	28.0%
增长率（%）Growth Rate	24.6%	40.1%	32.7%	28.2%	22.3%	17.8%	

注释：搜索引擎企业收入规模为搜索引擎运营商营收总和，不包括搜索引擎渠道代理商营收。

来源：根据企业公开财报、行业访谈及艾瑞统计预测模型估算。

Note: Internet search enterprises income refers to the total revenue of internet search operators, which does not include income of internet search channel agents.

封面 / 目录 / 数据需求

Ready 80%

22. China Online Game Market Volume from 2012 to 2017

Note: 1. China online game market volume includes that from PC-based client-end games, web games and mobile games;
2. Online game market volume includes amount of consumption by China mainland online game users and total revenue of Chinese online game enterprises obtained from overseas online game markets

5-4

24. China Web Game Market Volume from 2012 to 2017

[redacted]							
(RMB 0.1 billion)	2012	2013e	2014e	2015e	2016e	2017e	CAGR2012-2017 (%)
中国网页游戏市场规模（亿元）	98.1	158.7	210.6	265.0	332.0	406.0	32.9%
增长率（%） Growth Rate	47.1%	61.8%	32.7%	25.8%	25.3%	22.3%	
来源：根据企业公开财报、行业访谈及艾瑞统计预测模型估算。							

Source: same as on last page

11. China Mobile Game Market Volume from 2012 to 2017

[redacted]								
(RMB 0.1 billion)	2011	2012	2013e	2014e	2015e	2016e	2017e	CAGR2011-2017 (%)
中国移动游戏市场规模（亿元）	62.4	87.7	148.5	236.4	361.0	518.6	705.7	49.8%
增长率（%） Growth Rate		40.7%	69.3%	59.1%	52.7%	43.7%	36.1%	
来源：艾瑞咨询								

Source: iResearch Consulting

6-1

Monthly Active Users (10 thousands)

iUserTracker

产品演示 ? 名词解释 联系方式

网络服务 | 公司资产 | 网站分析 | 软件分析 | 媒介计划 | 我的监测 | 产品报告

软件排名 | 软件类别 | 软件用户特征 | 软件重合分析 | 软件趋势分析 | 软件访问频次

unit = 10 thousands — 单位：万 | 按月 | 2013年03月 — March 2013 | 分析

软件分析 › 交叉重合

序号	网站	月度覆盖人数 (万人)	月度覆盖人数比例 (%)	月度使用时间 (万小时)
A	金山毒霸 Duba Anti-virus	11,145.8	71.90%	4546.28
B	金山卫士 Kingsoft Defender	6,091.2	39.29%	6381.11
C	猎豹浏览器 Cheetah Browser	2,699.2	17.41%	25199.92
D	驱动精灵 Driver Genius	1,171.1	7.55%	89.01
	A∪B∪C∪D (不重复总访问人数) (without double-counting)	15,502.1	100%	
	A∩B∩C∩D (共同访问人数)	38.4	0.25%	
	仅访问A	6,901.5	44.52%	
	仅访问B	2,503.9	16.15%	
	仅访问C	858.9	5.54%	
	仅访问D	518.1	3.34%	

1

6-1

Monthly Active Users

iUserTracker

[illegible] 产品演示 ? 名词解释

网络服务 | 公司资产 | 网站分析 | **软件分析** | 媒介计划 | 我的监测 | 产品报告

软件排名 | 软件类别 | 软件用户特征 | 软件重合分析 | 软件趋势分析 | 软件访问频次

unit=10 thousands — June 2013

两两重合： 重合全部 | 单位：万 | 按月 | 2013年06月

软件分析 › 交叉重合

序号	网站	月度覆盖人数 (万人)	月度覆盖人数比例 (%)	月度使用时间 (万小时)
A	金山毒霸 Duba Anti-Virus	11,213.1	73.71%	3390.76
B	金山卫士 Kingsoft Defender	6,478.0	42.59%	6526.77
C	猎豹浏览器 Cheetah Browser	3,296.8	21.67%	26717.35
D	驱动精灵 Driver Genius	1,370.9	9.01%	62.52
	A∪B∪C∪D (不重复总访问人数) (without double-counting)	15,212.0	100%	
	A∩B∩C∩D (共同访问人数)	92.2	0.61%	
	仅访问A	5,960.1	39.18%	
	仅访问B	2,099.0	13.80%	
	仅访问C	917.2	6.03%	
	仅访问D	670.8	4.41%	

2

6-1

Monthly Active Users   unit = 10 thousands

iUserTracker

产品演示 ? 名词解释 联系方式

后退 前进

网络服务 | 公司资产 | 网站分析 | 软件分析 | 媒介计划 | 我的监测 | 产品报告

软件排名 | 软件类别 | 软件用户特征 | 软件重合分析 | 软件趋势分析 | 软件访问频次

两两重合: 重合全部 | 单位：万 | 按月 | 2013年09月 (september 2013) | 分析

软件分析 › 交叉重合

序号	网站	月度覆盖人数 (万人)	月度覆盖人数比例 (%)	月度使用时间 (万小时)
A	金山毒霸 Duba Anti-Virus	10,628.8	73.96%	3026.11
B	金山卫士 Kingsoft Defender	6,103.7	42.47%	5734.4
C	猎豹浏览器 Cheetah Browser	3,667.3	25.52%	30515.03
D	驱动精灵 Driver Genius	1,199.5	8.35%	66.57
	A∪B∪C∪D (不重复总访问人数) (without double-counting)	14,371.1	100%	
	A∩B∩C∩D (共同访问人数)	88.2	0.61%	
	仅访问A	5,484.8	38.17%	
	仅访问B	2,139.4	14.89%	
	仅访问C	697.4	4.85%	
	仅访问D	588.6	4.10%	

3

6-1

Monthly Active users

Unit = 10 thousands

iUserTracker

数据增值服务 产品演示 ? 名词解释 联系

网络服务 | 公司资产 | 网站分析 | 软件分析 | 媒介计划 | 我的监测 | 产品报告

软件排名 | 软件类别 | 软件用户特征 | 软件重合分析 | 软件趋势分析 | 软件访问频次

后退

两两重和: 重合全部 | 单位: 万 | 按月 | 2013年12月 | 分析

→ December 2013

软件分析 › 交叉重合

序号	网站		月度覆盖人数(万人)	月度覆盖人数比例(%)	月度使用时间(万小时)
A	金山毒霸 Duba Anti-virus	P	12,221.5	74.86%	16582.95
B	金山卫士 Kingsoft Defender	P	6,202.4	37.99%	5444.45
C	猎豹浏览器 Cheetah Browser	P	4,749.8	29.09%	40644.34
D	驱动精灵 Driver Genius	P	1,021.5	5.26%	82.98
	A∪B∪C∪D (不重复总访问人数) (without double-counting)		16,325.4	100%	
	A∩B∩C∩D (共同访问人数)		38.1	0.23%	
	仅访问A		6,279.5	38.46%	
	仅访问B		2,174.0	13.32%	
	仅访问C		1,033.1	6.33%	
	仅访问D		448.7	2.75%	

4

6-1

Mobile MAU

	MAU	IOS MAU	Android MAU
2013.3	45,817,815	19,772,948	26,044,867
2013.6	80,048,843	22,859,817	57,189,026
2013.9	120,314,207	25,175,805	95,138,402
2013.12	166,215,230	26,231,351	139,983,879

IOS MAU	A	B	C	D	E	E = A-B-C+D
	KIS MAU	**kBatteryDoctor-android-1**	**kBatteryDoctor-android-en-2**	**Photo Grid**	**IOS MAU**	
2013.3	43,223,992	22,890,773	560,271		19,772,948	
2013.6	48,329,484	26,446,506	279,392	1,256,231	22,859,817	
2013.9	51,022,747	27,600,606	245,768	1,999,432	25,175,805	
2013.12	56,564,929	32,754,246	265,956	2,686,624	26,231,351	

注：1. Flurry中我公司产品情况，由于company数据会包含两款安卓数据所以需要进行手动计算
2. 由于第二季度新购入的Photo Grid并未涵盖在flurry系统中，会进行手动添加。

Notes: 1. the number of IOS MAU shall substract the number of two andriod products from the total number of MAU in Flurry's report.
2. the number of Photo Grid's MAU is not included in Flurry's report.

5

6-1

Products list

FLURRY Company: ks invite

Home Company Applications Publi

Application	Category
kBatteryDoctor-android	Tools
kBatteryDoctor	Utilities
ksmobilebrowser	Utilities
kBatteryDoctorHD	Utilities
kBatteryDoctorForegin	Utilities
kFlashlight	Utilities
kprivacymanager	Utilities
ksWeather	Weather
kBatteryDoctor-android-en	Tools
kblessingmessage	Lifestyle
kbatterydoctor-jb	Utilities
Clean Master	Utilities
kbatterydoctorpromotion	Utilities
kappmarket	Utilities
kSurvivalGuide	Medical
kwechatguide	Utilities
kPIM	Lifestyle
kdailyapp	Lifestyle
kWhaleSMS	Entertainment
BDPInstaller	Utilities
kappmarket2	Utilities
kBatteryDoctorLiteForegin	Utilities
kSwitch	Utilities
woappmarket	Utilities

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kBatteryDoctor-android-1

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All Applications > kBatteryDoctor-android > Analytics

- Dashboards
  - 活跃用户和新增用户
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  - Create Dashboard
- Usage
- Audience
- User Acquisition
- Events
- Errors NEW
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活跃用户和新增用户 All Users

Active Users

40M
32M
24M
16M
8M
0
Number of Active Users
Jan '13
Mar '13
May '13
Jul '13
Sep '13

Date	Users	% of Users
Dec '13	32,754,246	10.3%
Nov '13	31,640,016	9.9%
Oct '13	30,527,516	9.6%
Sep '13	27,600,606	8.6%
Aug '13	28,059,507	8.8%
Jul '13	30,332,741	9.5%
Jun '13	26,446,506	8.3%
May '13	25,755,500	8.1%
Apr '13	25,289,678	7.9%
Mar '13	22,890,773	7.2%
Feb '13	19,586,511	6.1%
Jan '13	18,227,739	5.7%

6

6-1

kBatteryDoctor-android-en-2

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Dashboards

- 活跃用户和新增用户
- Flurry Classic
- Create Dashboard

Usage

Audience

User Acquisition

Events NEW

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活跃用户和新增用户 All Users All Versions 01/01/13 - ...

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Active Users

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600K
480K
360K
240K
120K
0
Number of Active Users
Jan '13
Mar '13
May '13
Jul '13
Sep '13
Nov '13

Zoom: days | weeks | months Explain Download CSV

Date	Users	% of Users
Dec '13	265,956	6.7%
Nov '13	254,091	6.4%
Oct '13	248,868	6.3%
Sep '13	245,768	6.2%
Aug '13	255,803	6.5%
Jul '13	291,789	7.4%
Jun '13	279,392	7.1%
May '13	313,035	7.9%
Apr '13	477,578	12.1%
Mar '13	560,271	14.2%
Feb '13	411,738	10.4%
Jan '13	337,990	8.6%

7

6-1

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COMPANY DASHBOARD 01/01/13 -

Totals for All Applications

117,011,342
New Users

68,328,743,502
Sessions

3.1 secs
Median Session Length

25
Applications

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Total Active Users

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60M
48M
36M
24M
12M
0
Number of Active Users
43,223,992 users on Mar '13
Jan '13
Mar '13
May '13
Jul '13
Sep '13
Nov '13

8

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COMPANY DASHBOARD 01/01/13 -

Totals for All Applications

117,011,342 New Users

68,328,743,502 Sessions

3.1 secs Median Session Length

25 Applications

Total Active Users ▾

Explain Download CSV

Zoom: days | weeks | months

60M
48M
36M
24M
12M
0
Number of Active Users
48,329,484 users on Jun '13
Jan '13
Mar '13
May '13
Jul '13
Sep '13
Nov '13

9

6-1

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COMPANY DASHBOARD 01/01/1

Totals for All Applications

117,011,342 New Users

68,328,743,502 Sessions

3.1 secs Median Session Length

25 Applications

Total Active Users

Explain Download CS

Zoom: days | weeks | mont

60M
48M
36M
24M
12M
0
Number of Active Users
51,022,747 users on Sep '13
Jan '13
Mar '13
May '13
Jul '13
Sep '13
Nov '13

10

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COMPANY DASHBOARD Across All Time

Totals for All Applications

211,546,580 New Users

80,283,318,005 Sessions

9.2 secs Median Session Length

25 Applications

Total Active Users

Explain Download CSV

Zoom: days | weeks | months

70M
56M
42M
28M
14M
0
Number of Active Users
Jul '11
Nov '11
Mar '12
Jul '12
Nov '12
Mar '13
Jul '13
Nov '13

11

7-1

	A	B	C	D	E	F	G	H	I	J	K	L	M	N
1	**Rank**	**Categor**	**Store**	**Device**	**Type**	**Country**	**Period**	**Version**	**App ID**	**App Name**	**Value**	**Unit**	**Value Ty**	**Appl**
2	1	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.faceb	Facebook	30,797,591	Downloads	Estimate	http:/\
3	2	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.whats	WhatsApp Messenger	27,331,279	Downloads	Estimate	http:/\
4	3	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.faceb	Facebook Messenger	22,142,284	Downloads	Estimate	http:/\
5	4	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.king.c	Candy Crush Saga	20,294,908	Downloads	Estimate	http:/\
6	5	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.kiloo.	Subway Surfers	16,866,265	Downloads	Estimate	http:/\
7	6	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.skype	Skype - free IM & videc	16,317,680	Downloads	Estimate	http:/\
8	7	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.instag	Instagram	15,954,480	Downloads	Estimate	http:/\
9	8	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	me.pou.ap	Pou	14,496,714	Downloads	Estimate	http:/\
10	9	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.clean	Clean Master (Cleaner)	13,709,759	Downloads	Estimate	http:/\
11	10	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.outfit7	My Talking Tom	13,395,652	Downloads	Estimate	http:/\
12	11	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.skgar	Traffic Racer	12,529,308	Downloads	Estimate	http:/\
13	12	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.game	Despicable Me	11,711,724	Downloads	Estimate	http:/\
14	13	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.imang	Temple Run 2	10,924,031	Downloads	Estimate	http:/\
15	14	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.finger	Hill Climb Racing	10,919,307	Downloads	Estimate	http:/\
16	15	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	jp.naver.lir	LINE: Free Calls & Mes	9,738,136	Downloads	Estimate	http:/\
17	16	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.twitte	Twitter	9,670,655	Downloads	Estimate	http:/\
18	17	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.rovio.	Angry Birds Go!	9,631,654	Downloads	Estimate	http:/\
19	18	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.viber	Viber	9,298,855	Downloads	Estimate	http:/\

7-2

	A	B	C	D	E	F	G	H	I	J	K	L	M	N
1	**Rank**	**Categ**	**Store**	**Devic**	**Type**	**Count**	**Perioc**	**Versic**	**App I**	**App Name**	**Value**	**Unit**	**Value**	**Appl**
2	1	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.surpa	Super-Bright LED Flash	7,698,373	Downloads	Estimate	http://\
3	2	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.adob	Adobe Reader	6,939,658	Downloads	Estimate	http://\
4	3	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.dianx	DU Battery Saver & Wi	3,904,977	Downloads	Estimate	http://\
5	4	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.estro	ES File Explorer File M	3,646,326	Downloads	Estimate	http://\
6	5	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.dropt	Dropbox	2,932,990	Downloads	Estimate	http://\
7	6	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.ijinsh	Battery Doctor (Battery	2,828,819	Downloads	Estimate	http://\
8	7	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.qihoo	360 Mobile Security- Ar	2,508,015	Downloads	Estimate	http://\
9	8	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.socia	ColorNote Notepad Not	2,450,538	Downloads	Estimate	http://\
10	9	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.googl	Google Drive	2,382,259	Downloads	Estimate	http://\
11	10	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.intsig	CamScanner -Phone P	1,631,931	Downloads	Estimate	http://\
12	11	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	la.droid.qr	QR Droid™	1,577,994	Downloads	Estimate	http://\
13	12	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.rechil	Advanced Task Killer	1,533,641	Downloads	Estimate	http://\
14	13	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.evern	Evernote	1,428,441	Downloads	Estimate	http://\
15	14	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.metac	ASTRO File Manager w	1,426,053	Downloads	Estimate	http://\

8-1

		Total Apps	Published Apps	Unpublished Apps
1		Total Apps	Published Apps	Unpublished Apps
2	iOS	1,462,797	1,055,887	406,910
3	Google Play	1,822,810	1,136,028	686,782
4

9-1

M2 =SUM(H26:H49)+SUM(H74:H97)

	A	B	C	H	I	K	L	M
1	Ca	Store	Device	Value	Unit	Value T	2012	2013
2	Overs	Google Play	Google Play	1291928787	Download	Estimate	38,224,927,735	55,579,523,286
3	Overs	Google Play	Google Play	17188634	Download	Estimate		
4	Overs	Google Play	Google Play	1250164550	Download	Estimate	Paid apps	1,811,560,072
5	Overs	Google Play	Google Play	16140876	Download	Estimate	As % of total apps	3.3%
6	Overs	Google Play	Google Play	1241902948	Download	Estimate		
7	Overs	Google Play	Google Play	21331284	Download	Estimate	Data Source:	App Annie Intelligence Market Size Report
8	Overs	Google Play	Google Play	1193920650	Download	Estimate		
9	Overs	Google Play	Google Play	15368932	Download	Estimate		
10	Overs	Google Play	Google Play	1115145193	Download	Estimate	For Referrence:	2013 Total Downlaod of GP
11	Overs	Google Play	Google Play	15338673	Download	Estimate		29,905,624,660
12	Overs	Google Play	Google Play	1291249148	Download	Estimate		
13	Overs	Google Play	Google Play	15987540	Download	Estimate		
14	Overs	Google Play	Google Play	1478746247	Download	Estimate		
15	Overs	Google Play	Google Play	17397736	Download	Estimate		
16	Overs	Google Play	Google Play	1582576670	Download	Estimate		
17	Overs	Google Play	Google Play	18381767	Download	Estimate		
18	Overs	Google Play	Google Play	1609409217	Download	Estimate		
19	Overs	Google Play	Google Play	22795604	Download	Estimate		
20	Overs	Google Play	Google Play	1637925654	Download	Estimate		
21	Overs	Google Play	Google Play	17996821	Download	Estimate		
22	Overs	Google Play	Google Play	1669174202	Download	Estimate		
23	Overs	Google Play	Google Play	18170591	Download	Estimate		
24	Overs	Google Play	Google Play	2050543935	Download	Estimate		
25	Overs	Google Play	Google Play	26010443	Download	Estimate		
26	Overs	Google Play	Google Play	2286494380	Download	Estimate		
27	Overs	Google Play	Google Play	24165060	Download	Estimate		
28	Overs	Google Play	Google Play	1946715492	Download	Estimate		
29	Overs	Google Play	Google Play	21019278	Download	Estimate		
30	Overs	Google Play	Google Play	2240934611	Download	Estimate		
31	Overs	Google Play	Google Play	23159865	Download	Estimate		
32	Overs	Google Play	Google Play	2104599264	Download	Estimate		
33	Overs	Google Play	Google Play	22046981	Download	Estimate		
34	Overs	Google Play	Google Play	2315239407	Download	Estimate		
35	Overs	Google Play	Google Play	22908593	Download	Estimate		
36	Overs	Google Play	Google Play	2324693268	Download	Estimate		
37	Overs	Google Play	Google Play	23477424	Download	Estimate		
38	Overs	Google Play	Google Play	2594709732	Download	Estimate		

1

9-1

38	Overall	Google Play	Google Play	2594709732	Download	Estimate	
39	Overall	Google Play	Google Play	25154618	Download	Estimate	
40	Overall	Google Play	Google Play	2678294612	Download	Estimate	
41	Overall	Google Play	Google Play	24701210	Download	Estimate	
42	Overall	Google Play	Google Play	2592528802	Download	Estimate	
43	Overall	Google Play	Google Play	24531885	Download	Estimate	
44	Overall	Google Play	Google Play	2677601612	Download	Estimate	
45	Overall	Google Play	Google Play	25585514	Download	Estimate	
46	Overall	Google Play	Google Play	2699134702	Download	Estimate	
47	Overall	Google Play	Google Play	24489556	Download	Estimate	
48	Overall	Google Play	Google Play	3156371774	Download	Estimate	
49	Overall	Google Play	Google Play	27067020	Download	Estimate	
50	Overall	iOS	iOS	151,914,632	Download	Estimate	
51	Overall	iOS	iOS	1,688,610,139	Download	Estimate	
52	Overall	iOS	iOS	120,778,069	Download	Estimate	
53	Overall	iOS	iOS	1,409,823,671	Download	Estimate	
54	Overall	iOS	iOS	137,730,388	Download	Estimate	
55	Overall	iOS	iOS	1,492,873,779	Download	Estimate	
56	Overall	iOS	iOS	131,123,886	Download	Estimate	
57	Overall	iOS	iOS	1,480,758,900	Download	Estimate	
58	Overall	iOS	iOS	122,840,399	Download	Estimate	
59	Overall	iOS	iOS	1,489,030,123	Download	Estimate	
60	Overall	iOS	iOS	124,825,358	Download	Estimate	
61	Overall	iOS	iOS	1,459,115,571	Download	Estimate	
62	Overall	iOS	iOS	125,609,219	Download	Estimate	
63	Overall	iOS	iOS	1,548,039,161	Download	Estimate	
64	Overall	iOS	iOS	130,229,499	Download	Estimate	
65	Overall	iOS	iOS	1,497,135,276	Download	Estimate	
66	Overall	iOS	iOS	124,905,363	Download	Estimate	
67	Overall	iOS	iOS	1,476,728,373	Download	Estimate	
68	Overall	iOS	iOS	118,692,954	Download	Estimate	
69	Overall	iOS	iOS	1,579,557,283	Download	Estimate	
70	Overall	iOS	iOS	127,465,943	Download	Estimate	
71	Overall	iOS	iOS	1,668,696,248	Download	Estimate	
72	Overall	iOS	iOS	156,596,060	Download	Estimate	
73	Overall	iOS	iOS	2,227,051,339	Download	Estimate	
74	Overall	iOS	iOS	145,800,912	Download	Estimate	

2

9-1

75	Overall	iOS	iOS	2,304,754,482	Download	Estimate	
76	Overall	iOS	iOS	122,611,462	Download	Estimate	
77	Overall	iOS	iOS	1,917,912,929	Download	Estimate	
78	Overall	iOS	iOS	136,928,736	Download	Estimate	
79	Overall	iOS	iOS	2,026,222,537	Download	Estimate	
80	Overall	iOS	iOS	127,409,715	Download	Estimate	
81	Overall	iOS	iOS	1,875,469,602	Download	Estimate	
82	Overall	iOS	iOS	129,538,948	Download	Estimate	
83	Overall	iOS	iOS	1,915,064,657	Download	Estimate	
84	Overall	iOS	iOS	125,425,746	Download	Estimate	
85	Overall	iOS	iOS	2,059,012,169	Download	Estimate	
86	Overall	iOS	iOS	126,866,273	Download	Estimate	
87	Overall	iOS	iOS	2,162,345,187	Download	Estimate	
88	Overall	iOS	iOS	125,348,210	Download	Estimate	
89	Overall	iOS	iOS	2,014,762,812	Download	Estimate	
90	Overall	iOS	iOS	116,486,780	Download	Estimate	
91	Overall	iOS	iOS	1,851,038,953	Download	Estimate	
92	Overall	iOS	iOS	121,827,487	Download	Estimate	
93	Overall	iOS	iOS	1,882,157,774	Download	Estimate	
94	Overall	iOS	iOS	117,953,643	Download	Estimate	
95	Overall	iOS	iOS	1933753133	Download	Estimate	
96	Overall	iOS	iOS	127055156	Download	Estimate	
97	Overall	iOS	iOS	2208151323	Download	Estimate	

3

9-2

Category	Store	Device	Type	Country	Period	Version	Value	Unit	Value Type
Communicat:	Google Play	Google Play	Free	Worldwid	2013-01	4	156783928	Downloads	Estimate
Communicat:	Google Play	Google Play	Paid	Worldwid	2013-01	4	842565	Downloads	Estimate
Social	Google Play	Google Play	Free	Worldwid	2013-01	4	101201782	Downloads	Estimate
Social	Google Play	Google Play	Paid	Worldwid	2013-01	4	588934	Downloads	Estimate
Tools	Google Play	Google Play	Free	Worldwid	2013-01	4	158061939	Downloads	Estimate
Tools	Google Play	Google Play	Paid	Worldwid	2013-01	4	1581485	Downloads	Estimate
Communicat:	Google Play	Google Play	Free	Worldwid	2013-02	4	129686699	Downloads	Estimate
Communicat:	Google Play	Google Play	Paid	Worldwid	2013-02	4	708850	Downloads	Estimate
Social	Google Play	Google Play	Free	Worldwid	2013-02	4	86043722	Downloads	Estimate
Social	Google Play	Google Play	Paid	Worldwid	2013-02	4	478325	Downloads	Estimate
Tools	Google Play	Google Play	Free	Worldwid	2013-02	4	133774573	Downloads	Estimate
Tools	Google Play	Google Play	Paid	Worldwid	2013-02	4	1378519	Downloads	Estimate
Communicat:	Google Play	Google Play	Free	Worldwid	2013-03	4	159031979	Downloads	Estimate
Communicat:	Google Play	Google Play	Paid	Worldwid	2013-03	4	893156	Downloads	Estimate
Social	Google Play	Google Play	Free	Worldwid	2013-03	4	107605374	Downloads	Estimate
Social	Google Play	Google Play	Paid	Worldwid	2013-03	4	507151	Downloads	Estimate
Tools	Google Play	Google Play	Free	Worldwid	2013-03	4	152651543	Downloads	Estimate
Tools	Google Play	Google Play	Paid	Worldwid	2013-03	4	1600502	Downloads	Estimate
Communicat:	Google Play	Google Play	Free	Worldwid	2013-04	4	146382250	Downloads	Estimate
Communicat:	Google Play	Google Play	Paid	Worldwid	2013-04	4	790316	Downloads	Estimate
Social	Google Play	Google Play	Free	Worldwid	2013-04	4	98460713	Downloads	Estimate
Social	Google Play	Google Play	Paid	Worldwid	2013-04	4	567392	Downloads	Estimate
Tools	Google Play	Google Play	Free	Worldwid	2013-04	4	138873721	Downloads	Estimate
Tools	Google Play	Google Play	Paid	Worldwid	2013-04	4	1443726	Downloads	Estimate
Communicat:	Google Play	Google Play	Free	Worldwid	2013-05	4	167033114	Downloads	Estimate
Communicat:	Google Play	Google Play	Paid	Worldwid	2013-05	4	812600	Downloads	Estimate
Social	Google Play	Google Play	Free	Worldwid	2013-05	4	109568154	Downloads	Estimate
Social	Google Play	Google Play	Paid	Worldwid	2013-05	4	570850	Downloads	Estimate
Tools	Google Play	Google Play	Free	Worldwid	2013-05	4	160809812	Downloads	Estimate

1

Worksheet: App_Annie_Intelligence_Market_S
Total Download in 3 Categories _Google Play_2013Jan-2013Dec:37146849v1

9-2

Tools	Google Play	Google Play	Paid	Worldwide	2013-05	4	1493014	Downloads	Estimate
Communicat	Google Play	Google Play	Free	Worldwide	2013-06	4	179917044	Downloads	Estimate
Communicat	Google Play	Google Play	Paid	Worldwide	2013-06	4	835899	Downloads	Estimate
Social	Google Play	Google Play	Free	Worldwide	2013-06	4	117351889	Downloads	Estimate
Social	Google Play	Google Play	Paid	Worldwide	2013-06	4	519562	Downloads	Estimate
Tools	Google Play	Google Play	Free	Worldwide	2013-06	4	157745651	Downloads	Estimate
Tools	Google Play	Google Play	Paid	Worldwide	2013-06	4	1570470	Downloads	Estimate
Communicat	Google Play	Google Play	Free	Worldwide	2013-07	4	213117089	Downloads	Estimate
Communicat	Google Play	Google Play	Paid	Worldwide	2013-07	4	875378	Downloads	Estimate
Social	Google Play	Google Play	Free	Worldwide	2013-07	4	132630394	Downloads	Estimate
Social	Google Play	Google Play	Paid	Worldwide	2013-07	4	604014	Downloads	Estimate
Tools	Google Play	Google Play	Free	Worldwide	2013-07	4	170021817	Downloads	Estimate
Tools	Google Play	Google Play	Paid	Worldwide	2013-07	4	1592495	Downloads	Estimate
Communicat	Google Play	Google Play	Free	Worldwide	2013-08	4	207652525	Downloads	Estimate
Communicat	Google Play	Google Play	Paid	Worldwide	2013-08	4	824915	Downloads	Estimate
Social	Google Play	Google Play	Free	Worldwide	2013-08	4	139001794	Downloads	Estimate
Social	Google Play	Google Play	Paid	Worldwide	2013-08	4	618136	Downloads	Estimate
Tools	Google Play	Google Play	Free	Worldwide	2013-08	4	187914912	Downloads	Estimate
Tools	Google Play	Google Play	Paid	Worldwide	2013-08	4	1652775	Downloads	Estimate
Communicat	Google Play	Google Play	Free	Worldwide	2013-09	4	193564903	Downloads	Estimate
Communicat	Google Play	Google Play	Paid	Worldwide	2013-09	4	818665	Downloads	Estimate
Social	Google Play	Google Play	Free	Worldwide	2013-09	4	141090527	Downloads	Estimate
Social	Google Play	Google Play	Paid	Worldwide	2013-09	4	598230	Downloads	Estimate
Tools	Google Play	Google Play	Free	Worldwide	2013-09	4	187811154	Downloads	Estimate
Tools	Google Play	Google Play	Paid	Worldwide	2013-09	4	1620858	Downloads	Estimate
Communicat	Google Play	Google Play	Free	Worldwide	2013-10	4	194138611	Downloads	Estimate
Communicat	Google Play	Google Play	Paid	Worldwide	2013-10	4	933389	Downloads	Estimate
Social	Google Play	Google Play	Free	Worldwide	2013-10	4	132912770	Downloads	Estimate
Social	Google Play	Google Play	Paid	Worldwide	2013-10	4	705436	Downloads	Estimate
Tools	Google Play	Google Play	Free	Worldwide	2013-10	4	186146549	Downloads	Estimate

2

Worksheet: App_Annie_Intelligence_Market_S
Total Download in 3 Categories _Google Play_2013Jan-2013Dec:37146849v1

9-2

Tools	Google Play	Google Play	Paid	Worldwide	2013-10	4	1637509	Downloads	Estimate
Communicat	Google Play	Google Play	Free	Worldwide	2013-11	4	210364995	Downloads	Estimate
Communicat	Google Play	Google Play	Paid	Worldwide	2013-11	4	874842	Downloads	Estimate
Social	Google Play	Google Play	Free	Worldwide	2013-11	4	143025952	Downloads	Estimate
Social	Google Play	Google Play	Paid	Worldwide	2013-11	4	668588	Downloads	Estimate
Tools	Google Play	Google Play	Free	Worldwide	2013-11	4	192579467	Downloads	Estimate
Tools	Google Play	Google Play	Paid	Worldwide	2013-11	4	1565666	Downloads	Estimate
Communicat	Google Play	Google Play	Free	Worldwide	2013-12	4	230000525	Downloads	Estimate
Communicat	Google Play	Google Play	Paid	Worldwide	2013-12	4	933886	Downloads	Estimate
Social	Google Play	Google Play	Free	Worldwide	2013-12	4	159358255	Downloads	Estimate
Social	Google Play	Google Play	Paid	Worldwide	2013-12	4	684394	Downloads	Estimate
Tools	Google Play	Google Play	Free	Worldwide	2013-12	4	212670333	Downloads	Estimate
Tools	Google Play	Google Play	Paid	Worldwide	2013-12	4	1709233	Downloads	Estimate
					Sub-total		5,731,088,184		
								Source: Total Market Size WW iOS and GP_Download_2012Jan-2013Dec.xlsx	
					Total		29,905,624,660		
					Market share		19.2%		

3

Worksheet: App_Annie_Intelligence_Market_S
Total Download in 3 Categories _Google Play_2013Jan-2013Dec:37146849v1

10-1

	A	B	C	D	E	F	G	H
1	Unified App (Parent Company)	App Name (Unified)	Category Filter	AppUnifiedSSURL	ParentCompanySSURL	Country Name	Parent Company Name	Free Downloads
2	Facebook (Facebook)	Facebook	All - Overall	http://www.appannie.com/apps/all-stores/app/10	http://www.appannie.com/company/100	_Worldwide	Facebook	169,655 K
3	WhatsApp Messenger (WhatsApp	WhatsApp Messenger	All - Overall	http://www.appannie.com/apps/all-stores/app/10	http://www.appannie.com/company/100	_Worldwide	WhatsApp	141,674 K
4	Facebook Messenger (Facebook)	Facebook Messenger	All - Overall	http://www.appannie.com/apps/all-stores/app/10	http://www.appannie.com/company/100	_Worldwide	Facebook	87,142 K
5	Skype (Microsoft)	Skype	All - Overall	http://www.appannie.com/apps/all-stores/app/10	http://www.appannie.com/company/100	_Worldwide	Microsoft	83,768 K
6	Instagram (Facebook)	Instagram	All - Overall	http://www.appannie.com/apps/all-stores/app/10	http://www.appannie.com/company/100	_Worldwide	Facebook	81,939 K
7	LINE (LINE Corporation)	LINE	All - Overall	http://www.appannie.com/apps/all-stores/app/10	http://www.appannie.com/company/100	_Worldwide	LINE Corporation	70,507 K
8	Clean Master (Kingsoft Internet So	Clean Master	All - Overall	http://www.appannie.com/apps/all-stores/app/10	http://www.appannie.com/company/100	_Worldwide	Kingsoft Internet Software	54,507 K
9	Twitter (Twitter)	Twitter	All - Overall	http://www.appannie.com/apps/all-stores/app/10	http://www.appannie.com/company/100	_Worldwide	Twitter	53,259 K
10	WeChat (Tencent)	WeChat	All - Overall	http://www.appannie.com/apps/all-stores/app/10	http://www.appannie.com/company/100	_Worldwide	Tencent	49,695 K
11								
12	Period: 2H2013

11-1

Firefox | App Annie Index: Apps - LINE Tops the R... | +

blog.appannie.com/app-annie-index-apps-december-2013/

Wallpapers for iOS 7 by Pimp Your Screen went straight to the top ranks in Russia, and soon followed in markets such as Japan in December.

Top Publishers by Monthly Downloads Excluding Games Google Play December 2013

	Publisher	Rank Change vs. Nov 2013	Headquarters	Total Apps (incl. games)
1	Facebook	-	United States	8
2	Google	-	United States	127
3	Sungy Mobile	-	China	2200
4	WhatsApp	-	United States	2
5	Outfit 7	-	Cyprus	34
6	Kingsoft Internet Software	▲ 1	China	28
7	Microsoft	▼ 1	United States	40
8	LINE	-	Japan	100
9	Twitter	-	United States	5
10	NAVER	-	South Korea	1062

App Annie SOURCE: App Annie Index ™

The top publishers by downloads for the month in Google Play remained largely stable, with only Kingsoft Internet Software able to climb the ranks. Their *Clean Master* app continued to perform well worldwide as it received a major version update in December that provides users with visualizations and statistics detailing their phone storage use.

11-2

Firefox | App Annie Index: Apps - LINE Tops the R... | +

blog.appannie.com/app-annie-index-apps-december-2013/

	App	Rank Change vs. Nov 2013	Publisher	Headquarters	Category
1	Facebook	-	Facebook	United States	Social
2	WhatsApp Messenger	-	WhatsApp	United States	Communication
3	Facebook Messenger	▲ 1	Facebook	United States	Communication
4	Skype	▲ 1	Microsoft	United States	Communication
5	Instagram	▼ 2	Facebook	United States	Social
6	Clean Master	▲ 1	Kingsoft Internet Software	China	Tools
7	LINE	▼ 1	LINE	Japan	Communication
8	Twitter	-	Twitter	United States	Social
9	Viber	-	Viber Media	Cyprus	Communication
10	AntiVirus Security	▲ 2	AVG	Czech Republic	Communication

App Annie SOURCE: App Annie Index ™

Messaging apps also remained popular on Google Play, with gains for both *Facebook Messenger* and *Skype* giving messaging apps three of the top four positions for Google Play downloads in December. *Skype* **featured** on the Google Play home page in several countries throughout December, notably within the Starter Kit section in major markets such as the United States.

AVG's *AntiVirus Security* also moved into the Top 10 for Google Play downloads in December. Its entrance into the Top 10 capped a strong year for AVG and *AntiVirus Security*, having surpassed **100 million lifetime downloads** in November. Although remaining significantly smaller than the general version, *AntiVirus Security* designed specifically for

12-1

B38 | Mobile Users

	B	C	D	E	F	G	H	I	J	K	L
17											
18	Internet Users	2009	2010	2011	2012	2013	2014	2015	2016	2017	AGR 2012 - 201
19	**Total**										
20	Number of Internet Us	1,761,341,100	1,977,659,182	2,202,064,607	2,446,614,925	2,662,175,960	2,882,190,785	3,103,049,016	3,318,697,132	3,549,004,036	7.7%
21	% population using the	25%	27%	30%	33%	36%	38%	41%	43%	46%	
22											
23	**Internet Users By Segment**										
24	Personal Internet User	1,706,320,925	1,914,190,046	2,129,751,800	2,364,406,750	2,571,398,898	2,782,525,821	2,994,384,654	3,201,222,050	3,421,954,485	7.7%
25	Small Business Interne	255,420,492	285,060,150	315,965,002	348,558,850	377,964,590	407,488,172	436,800,636	465,335,763	495,090,555	7.3%
26	Medium/Large Business	571,057,577	651,629,506	736,124,870	830,393,529	912,244,622	996,912,419	1,082,600,133	1,166,469,660	1,257,442,617	8.7%
27	Government Internet L	143,689,018	162,663,018	182,976,101	204,596,439	224,052,389	243,698,406	263,302,267	282,425,441	302,485,735	8.1%
28	Education Internet Use	190,924,074	213,125,767	237,199,339	263,528,084	286,793,317	310,634,865	334,629,146	358,090,259	383,207,725	7.8%
29	*Note: Sum greater tha*										
30											
31	**By Access Mode**										
32	**By Access Profile**										
33	Wireline-only Users	1,331,618,457	1,395,001,839	1,370,814,902	1,353,359,795	1,300,825,922	1,276,700,172	1,270,114,464	1,264,361,496	1,274,847,845	-1.2%
34	Wireline-and-Mobile Us	390,506,403	509,152,843	713,449,842	919,736,910	1,129,393,659	1,307,933,034	1,459,415,973	1,603,905,932	1,732,514,170	13.5%
35	Mobile-only Users	39,216,240	73,504,500	117,799,863	173,518,221	231,956,379	297,557,579	373,518,579	450,429,703	541,642,020	25.6%
36	**Aggregated User Numbers**										
37	Wireline Users	1,722,124,860	1,904,154,682	2,084,264,744	2,273,096,705	2,430,219,581	2,584,633,206	2,729,530,437	2,868,267,428	3,007,362,016	5.8%
38	Mobile Users	429,722,643	582,657,342	831,249,705	1,093,255,130	1,361,350,038	1,605,490,613	1,832,934,552	2,054,335,636	2,274,156,191	15.8%
39	*Note: Sum greater than total number of Internet users because one person may be use both*

12-2

371	Advertising	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR 2012 - 201
398	**Internet Advertising By Ad Format**										
399	**$ Spending by Ad Format**										
400	Online Search	$29,489,617,248	$33,474,837,755	$38,615,976,026	$43,095,348,739	$46,923,898,391	$50,522,815,954	$53,419,717,701	$56,465,819,076	$59,126,558,776	6.5%
401	Online Display	$13,117,383,804	$15,545,446,911	$18,304,017,017	$20,642,603,361	$22,382,328,101	$24,267,412,023	$26,234,102,929	$28,232,652,794	$29,991,343,094	7.8%
402	Online Rich Media	$4,398,233,589	$4,879,769,024	$6,082,429,793	$6,400,988,587	$6,965,008,350	$7,511,963,620	$8,046,253,360	$8,714,445,795	$9,305,019,984	7.8%
403	Online Video	$1,149,823,014	$2,154,207,949	$3,067,204,372	$3,855,036,975	$4,938,625,327	$6,138,928,947	$7,453,774,474	$8,806,528,378	$10,201,471,923	21.5%
404	Online Classifieds	$9,656,409,201	$10,217,238,049	$11,199,301,462	$11,110,700,713	$10,930,721,874	$10,637,465,429	$10,318,090,077	$10,081,238,789	$9,761,533,124	-2.6%
405	Mobile Search	$946,423,348	$1,938,378,070	$3,591,807,805	$5,484,018,203	$8,326,913,944	$12,024,483,316	$16,369,641,670	$21,438,199,008	$26,878,480,477	37.4%
406	Mobile Display	$1,098,853,024	$1,737,413,164	$2,749,578,178	$4,520,852,712	$6,905,316,654	$10,207,931,436	$14,321,779,003	$19,452,010,181	$25,321,061,915	41.1%
407	Other	$4,113,622,729	$4,816,968,386	$6,427,095,637	$5,957,100,822	$6,057,372,439	$6,158,311,764	$6,267,201,022	$6,363,448,638	$6,359,577,244	1.3%
408	Total	$63,970,365,954	$74,764,259,308	$90,037,410,291	$101,066,650,112	$113,430,185,080	$127,469,312,490	############	$159,554,342,658	$176,945,046,537	11.9%
409	**% Spending by Ad Format**										
410	Online Search	46.1%	44.8%	42.9%	42.6%	41.4%	39.6%	37.5%	35.4%	33.4%	
411	Online Display	20.5%	20.8%	20.3%	20.4%	19.7%	19.0%	18.4%	17.7%	16.9%	
412	Online Rich Media	6.9%	6.5%	6.8%	6.3%	6.1%	5.9%	5.6%	5.5%	5.3%	
413	Online Video	1.8%	2.9%	3.4%	3.8%	4.4%	4.8%	5.2%	5.5%	5.8%	
414	Classified	15.1%	13.7%	12.4%	11.0%	9.6%	8.3%	7.2%	6.3%	5.5%	
415	Mobile Search	1.5%	2.6%	4.0%	5.4%	7.3%	9.4%	11.5%	13.4%	15.2%	
416	Mobile Display	1.7%	2.3%	3.1%	4.5%	6.1%	8.0%	10.1%	12.2%	14.3%	
417	Other	6.4%	6.4%	7.1%	5.9%	5.3%	4.8%	4.4%	4.0%	3.6%	
418											
419	**Mobile Internet Advertising By Ad Format**										
420	**$ Spending by Ad Format**										
421	Mobile Search	$946,423,348	$1,938,378,070	$3,591,807,805	$5,484,018,203	$8,326,913,944	$12,024,483,316	$16,369,641,670	$21,438,199,008	$26,878,480,477	37.4%
422	Mobile Display	$1,098,853,024	$1,737,413,164	$2,749,578,178	$4,520,852,712	$6,905,316,654	$10,207,931,436	$14,321,779,003	$19,452,010,181	$25,321,061,915	41.1%
423	Total	$2,045,276,371	$3,675,791,234	$6,341,385,983	$10,004,870,915	$15,232,230,598	$22,232,414,752	$30,691,420,673	$40,890,209,189	$52,199,542,392	39.2%
424	**% Spending by Ad Format**										
425	Search	46.3%	52.7%	56.6%	54.8%	54.7%	54.1%	53.3%	52.4%	51.5%	
426	Display	53.7%	47.3%	43.4%	45.2%	45.3%	45.9%	46.7%	47.6%	48.5%

12-3

371	Advertising	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR 2012 - 2017
419	**Mobile Internet Advertising By Ad Format**										
420	**$ Spending by Ad Format**										
421	Mobile Search	$250,020,930	$746,648,264	$1,703,553,887	$2,863,502,508	$4,469,734,746	$6,446,438,470	$8,742,115,849	$11,366,247,202	$14,161,368,963	37.7%
422	Mobile Display	$151,316,160	$361,657,083	$784,036,695	$1,826,377,695	$3,005,084,070	$4,629,075,421	$6,780,006,067	$9,534,426,216	$12,798,814,401	47.6%
423	Total	$401,337,091	$1,108,305,347	$2,487,590,582	$4,689,880,203	$7,474,818,816	$11,075,513,890	$15,522,121,916	$20,900,673,419	$26,960,183,364	41.9%
424	**% Spending by Ad Format**										
425	Search	62.3%	67.4%	68.5%	61.1%	59.8%	58.2%	56.3%	54.4%	52.5%	
426	Display	37.7%	32.6%	31.5%	38.9%	40.2%	41.8%	43.7%	45.6%	47.5%	
427

1.3-1

	A	B	C	D	E	F	G	H	I	J	K
1		Year	2010	2011	2012	2013	2014	2015	2016	2017	
2	Product Category	OS	Units	Units	Units	Units	Units	Units	Units	Units	
3	Smartphone	Android	71,101,570	243,470,913	500,113,171	782,054,529	936,356,268	1,050,876,559	1,167,313,594	1,267,683,875	
4	Smartphone	BlackBerry OS	48,782,320	51,092,295	32,511,885	22,847,472	17,148,876	14,387,709	11,837,914	9,772,700	
5	Smartphone	Firefox OS				391,466	2,469,701	4,838,642	7,542,887	10,436,026	
6	Smartphone	iOS	47,522,874	93,137,769	135,865,176	158,090,324	185,075,287	206,727,250	222,664,764	238,491,875	
7	Smartphone	Linux	9,159,479	14,420,255	14,314,956	8,167,450	9,593,098	10,076,520	11,591,978	12,490,494	
8	Smartphone	Maemo/MeeGo	672,793	974,697	731,526	5,936					
9	Smartphone	Palm OS	18,067	100							
10	Smartphone	Symbian	110,760,290	81,532,864	23,884,775	2,652,613	935,000	400,000			
11	Smartphone	Tizen					2,937,264	7,764,465	12,886,850	17,314,214	
12	Smartphone	webOS	1,749,659	871,463							
13	Smartphone	Windows Mobile	13,334,582	3,144,841	373,692	89,207					
14	Smartphone	Windows Phone	1,579,496	5,801,767	17,531,318	35,807,743	53,391,435	77,286,085	101,980,463	129,628,809	
15	TOTAL		304,681,130	494,446,964	725,326,499	1,010,106,740	1,207,906,929	1,372,357,230	1,535,818,450	1,685,817,993	
16											
17											

	Android	iOS
	782,054,529	158,090,324
Total	1,010,106,740	1,010,106,740
	77.4%	15.7%

13-2

1		Year	2010	2011	2012	2013	2014	2015	2016	2017
2	Product Category	OS	Units	Units	Units	Units	Units	Units	Units	Units
3	Smartphone	Android	71,101,570	243,470,913	500,113,171	782,054,529	936,356,268	1,050,876,559	1,167,313,594	1,267,683,875
4	Smartphone	BlackBerry OS	48,782,320	51,092,295	32,511,885	22,847,472	17,148,876	14,387,709	11,837,914	9,772,700
5	Smartphone	Firefox OS				391,466	2,469,701	4,838,642	7,542,887	10,436,026
6	Smartphone	iOS	47,522,874	93,137,769	135,865,176	158,090,324	185,075,287	206,727,250	222,664,764	238,491,875
7	Smartphone	Linux	9,159,479	14,420,255	14,314,956	8,167,450	9,593,098	10,076,520	11,591,978	12,490,494
8	Smartphone	Maemo/MeeGo	672,793	974,697	731,526	5,936				
9	Smartphone	Palm OS	18,067	100						
10	Smartphone	Symbian	110,760,290	81,532,864	23,884,775	2,652,613	935,000	400,000		
11	Smartphone	Tizen					2,937,264	7,764,465	12,886,850	17,314,214
12	Smartphone	webOS	1,749,659	871,463						
13	Smartphone	Windows Mobile	13,334,582	3,144,841	373,692	89,207				
14	Smartphone	Windows Phone	1,579,496	5,801,767	17,531,318	35,807,743	53,391,435	77,286,085	101,980,463	129,628,809
15	TOTAL		304,681,130	494,446,964	725,326,499	1,010,106,740	1,207,906,929	1,372,357,230	1,535,818,450	1,685,817,993
16

13-2

Figure 6 shows our worldwide feature phone and smartphone shipment share for 2012–2017.

TABLE 4

Worldwide Feature Phone and Smartphone Shipments, 2012–2017 (M)

	2012	2013	2014	2015	2016	2017	2012–2017 CAGR (%)
Feature phones	1,012.5	850.1	758.3	685.8	630.4	586.5	-10.3
Share (%)	58.3	45.6	37.7	32.5	28.4	25.3	
Smartphones	723.8	1,013.2	1,254.3	1,427.5	1,585.7	1,733.9	19.1
Share (%)	41.7	54.4	62.3	67.5	71.6	74.7	
Total	1,736.3	1,863.4	2,012.6	2,113.3	2,216.0	2,320.4	6.0

Note: See Table 1 for top 3 assumptions and Table 2 for key forecast assumptions.

Source: IDC, September 2013

FIGURE 5

Worldwide Feature Phone and Smartphone Shipments, 2012–2017

2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
(M)
2012
2013
2014
2015
2016
2017
Feature phones
Smartphones

Source: IDC, September 2013

©2013 IDC #242924 19

14-1

		2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2012–2017 CAGR (%)
4	**Gaming-optimized handhelds**											
5	Packaged software	9,130.30	6,185.10	5,082.80	4,476.60	4,099.80	3,301.50	3,892.00	2,745.40	2,622.30	2,263.30	-11.2
6	Growth (%)	NA	-32.3	-17.8	-11.9	-8.4	-19.5	17.9	-29.5	-4.5	-13.7	
7	Share (%)	96.7	86.2	69.4	49.3	36.9	26.4	25.1	17.1	14.9	12	
8	Digital game download	1.5	70	86.2	132.4	361.2	455	594	659.4	727.4	828.7	18.1
9	Growth (%)	NA	4,563.50	23.2	53.6	172.9	26	30.5	11	10.3	13.9	
10	Share (%)	0	1	1.2	1.5	3.2	3.6	3.8	4.1	4.1	4.4	
11	Subtotal	9,131.80	6,255.00	5,169.00	4,608.90	4,461.00	3,756.60	4,486.00	3,404.80	3,349.80	3,092.00	-7.1
12	Growth (%)	NA	-31.5	-17.4	-10.8	-3.2	-15.8	19.4	-24.1	-1.6	-7.7	
13	Share (%)	96.7	87.2	70.6	50.7	40.1	30	28.9	21.2	19	16.3	
14	Hardware	8,369.30	6,837.60	5,145.30	6,493.30	5,716.70	5,569.40	5,992.40	4,717.90	5,304.40	3,957.60	-7.1
15	Growth (%)	NA	-18.3	-24.8	26.2	-12	-2.6	7.6	-21.3	12.4	-25.4	
16	**Total**	17,501.10	13,092.70	10,314.30	11,102.20	10,177.80	9,326.00	10,478.40	8,122.70	8,654.20	7,049.60	-7.1
17	Growth (%)	NA	-25.2	-21.2	7.6	-8.3	-8.4	12.4	-22.5	6.5	-18.5	
18	**Smartphone and tablet game software**											
19	Digital game download*	285.1	845.1	2,017.10	4,216.70	6,254.60	8,130.00	10,211.60	11,677.00	13,133.50	14,505.50	18.3
20	Growth (%)	NA	196.4	138.7	109	48.3	30	25.6	14.4	12.5	10.4	
21	Share (%)	3	11.8	27.5	46.4	56.2	65	65.9	72.7	74.4	76.7	
22	Game advertising*	26.4	72.4	139.2	260.4	408.5	622	801.7	989.9	1,169.80	1,324.20	26.5